UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Pacaso Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-4106896
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

18 E 4th Street, Suite 902 Cincinnati, OH	45202
(Full mailing address of principal executive offices)	(Zip Code)

(844) 272-2276

Issuer’s Telephone number, including area code

Class D Common Stock

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein this annual report (“Annual Report”) or therein the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) on September 30, 2024 as part of the initial offering statement. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, including potential increased tariffs and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Item 1. BUSINESS

Mission

Pacaso exists to enrich lives by making a second home possible and enjoyable for more people.

Overview

Pacaso Inc., a Delaware corporation (“Pacaso”, “we”, “our”, the “Company” and “us”) is a technology enabled real estate and hospitality platform that facilitates the seamless purchase and management of co-owned luxury vacation homes. We curate and maintain a collection of premium homes away from home, providing a professional ownership and hospitality experience that lets people own the way they want to live. Through our proprietary online platform, accessible on the internet and through our mobile application, we connect prospective buyers with luxury vacation homes, streamlining the co-ownership process from acquisition to ongoing management.

Business Model

Pacaso operates a technology-enabled real estate and hospitality platform that facilitates luxury vacation home co-ownership. We have curated a collection of premium homes available for co-ownership and management. Through our proprietary platform, Pacaso enables buyers to own the way they want to live by purchasing membership interests in carefully selected luxury properties through a special purpose holding entity in the form of limited liability companies (“Holding SPE” or “SPE”), while providing comprehensive property and hospitality management, interior design services, financing facilitation, and resale services.

Using both internal and external data reports and local market insights, Pacaso expertly curates listings across the nation and internationally, selecting only the top percentage of homes that meet Pacaso’s rigorous standards for vacation home co-ownership. We have established a set of home criteria informed by historical buyer preferences and market demand, and we use those parameters to curate listings from the Multiple Listing Service (“MLS”) through Internet Data Exchange (“IDX”) feeds that meet the baseline criteria to become a future Pacaso. Once sufficient buyer demand is generated for a property, Pacaso conducts an extensive due diligence process, including an evaluation of the property location, market dynamics, regulatory considerations, and physical condition. Concurrently, the Pacaso interior design team selects and procures high-quality furnishings and decor tailored to the property’s aesthetic and functional requirements. After this rigorous process, Pacaso purchases the home and then the membership interests are sold to buyers.

Buyers have the opportunity to purchase ownership interests in meticulously vetted, professionally managed luxury homes, paying only for the time they spend there and reducing ownership costs compared to purchasing a whole home. Pacaso generates revenue through the sale of interests in the Holding SPE and through transaction fees charged to buyers for facilitating co-ownership transactions, as well as through interior design services and our furniture program. These fees, calculated as a percentage of the property and interior furnishing value, contribute to the Company’s revenue upon successful completion of a transaction. Additionally, Pacaso offers services to facilitate owner financing for up to approximately 70% of the share price, with an origination fee associated based on the amount financed and the potential to earn additional interest above the prevailing market rate.

A Pacaso home typically remains in the Pacaso ecosystems through subsequent co-owner transactions, and Pacaso serves as a comprehensive property management company and LLC program manager. Pacaso ensures a seamless ownership journey, handling everything from routine maintenance to financial matters. Driven by our proprietary SmartStay™ technology, our user-friendly mobile app simplifies scheduling for co-owners, facilitating efficient planning and equitable access to their vacation home. Our revenue model also includes recurring management fees for property and LLC program management and the SmartStay™ technology.

Pacaso also offers a flexible and efficient resale process, empowering owners to sell their shares at with expert pricing guidance, robust marketing strategies, and access to a network of interested buyers. Pacaso typically collects a 6% resale fee upon successful transactions, ensuring a smooth and expedited closing process for all parties involved.

In addition to our core offerings, Pacaso offers a range of customizable Pacaso Services tailored for individuals interested in self-directed real estate co-ownership. These services include the sale of legal templates for LLC formation and operating agreements, suitable for both vacation home and primary residence co-ownership arrangements. As part of our commitment to enhancing the co-ownership experience, Pacaso plans to expand its service offerings in the future, providing a comprehensive suite of support services for co-owners.

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Artificial Intelligence and Technology

Artificial intelligence and technology are central to how we generate demand, facilitate co-ownership transactions, operate homes, manage the co-owner experience, and scale our platform. We continue to invest in proprietary software, data systems, automation, connected-home technologies, and AI-enabled tools across buyer discovery, scheduling, home access, resale, home operations, marketing, and internal workflows. Our objective is to move core work from discrete manual tasks toward repeatable, data-rich systems and increasingly automated workflows that reduce manual effort, improve consistency, accelerate decision-making, and create operating leverage as our portfolio and co-owner base expand.

On the customer-facing side, our platform supports discovery, purchasing, scheduling, access, and resale. Our SmartStay™ technology is designed to simplify scheduling and improve utilization across the portfolio, and features such as swap give co-owners additional flexibility to use homes across our network. As the number of homes and co-owners on our platform grows, we believe these capabilities can increase the value and utility of ownership, deepen engagement and retention, and, over time, support broader exchange and sharing activity across our platform.

On the operating side, we use data, automation, connected-home technology, and AI-enabled tools to support home selection, merchandising, pricing, forecasting, property management, and service delivery. These tools help us coordinate cleaning and maintenance, manage lock codes, track home-level expenses, improve vendor dispatch, and identify issues proactively. We believe these capabilities support a more scalable operating model and a more consistent owner experience.

We are also integrating AI powered systems across several business functions, including sales, marketing, quality control, recommendations, and internal workflows. In performance marketing, we use AI-enabled tools to analyze campaign performance, accelerate campaign ideation, generate and adapt content, support deployment across channels and platforms, and test creative approaches and audience segments. These tools also help us incorporate campaign learnings into ongoing optimization. We believe these investments can materially increase productivity, improve the speed and consistency of execution, enhance the customer experience, and support growth while maintaining cost discipline.

Regulations

We are subject to a wide variety of complex international, federal, state, county and local municipal laws, regulations and policies. Some of these laws, regulations and policies may impact multiple areas of our business, such as the Americans with Disabilities Act, anti-discrimination, anti-fraud, anti-corruption and bribery laws. The collection and protection of personal data, as well as the using and sharing of such data with affiliates and third parties, are governed by international, federal and state privacy laws and regulations. Our marketing, sales and other operations are subject to federal and state laws and regulations including the Fair Housing Act, Americans with Disabilities Act, U.S. Federal Trade Commission and state “Little FTC Acts” and other laws and regulations prohibiting unfair, deceptive or abusive acts or practices, including unfair or deceptive trade practices and unfair competition, attorney general regulations, anti-fraud laws, real estate licensing or registration laws and regulations, anti-money laundering, information sharing and telemarketing laws, home solicitation sales laws, tour operator laws, securities laws, and other consumer protection laws.

Our lending and financing activities are subject to a number of laws and regulations, including those of applicable supervisory, regulatory and enforcement agencies such as the CFPB, the FTC, and the Financial Crimes Enforcement Network. Such laws and regulations may include, among others, the Truth In Lending Act and Regulation Z, the Federal Trade Commission Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act and implementing regulations, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act and Regulation E, unfair, deceptive or abusive acts or practices regulations and the Consumer Protection Act, the USA PATRIOT Act, the Right to Financial Privacy Act, the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act and the Bank Secrecy Act. Regulation as a timeshare company in existing or future jurisdictions, based on change in the scope or interpretation of statutes, zoning ordinances or other regulations could result in the regulation of our operations as being generally subject real estate development, Interstate Land Sales, subdivided land sales, common interest ownership acts, timeshare acts, zoning, land use restrictions, environmental regulation, accessibility, RESPA, Regulation X, title transfers, title insurance, real estate transfer taxation or other related federal and state statutes.

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Which laws and regulations apply to any given aspect of our operations may differ by jurisdiction, which could cause the complexity and cost of compliance to increase. Should any jurisdiction challenge our operating model, we could be forced to discontinue operations in such jurisdiction or change our model for such jurisdiction, each of which could materially negatively impact our operations and/or revenues in such jurisdiction.

Industry Overview

Interest in alternative ownership and hospitality models for vacation and second homes has increased in recent years, driven in part by elevated property values in many markets across the United States and internationally. Real estate co-ownership, in which multiple buyers share title to a single property, has grown as a category. According to a 2024 survey conducted by JW Surety Bonds, nearly 15% of Americans have co-purchased a home with someone other than a romantic partner, and an additional 48% indicated they would consider doing so.1 Among respondents, the most frequently cited motivations for co-purchasing were sharing costs (67%), the ability to afford a better home (56%), and access to investment opportunities (54%).

These trends reflect broader affordability pressures in the housing market. The National Association of Realtors’ 2025 Profile of Home Buyers and Sellers reported that the median home buyer age reached a record 59 years, first-time buyers fell to a historic low of 21% of transactions, and 26% of purchases were all-cash - each indicating heightened barriers to entry for individual buyers.2 In a July 2025 survey of 750 respondents conducted by Pollfish on our behalf, 80% viewed professionally managed co-ownership as an attractive model for vacation home acquisition, and more than 75% indicated that the ability to share costs would increase their likelihood of purchasing a second home.3

In the United States, which represents our largest market, demand for vacation homes has historically been concentrated in resort and leisure destinations where property values can be prohibitive for individual buyers. In our international markets—currently Mexico, France, and the United Kingdom—we observe similar dynamics. Vacation and second-home ownership in these regions has traditionally been limited to high-net-worth individuals, and co-ownership structures offer a means of broadening access to these properties. However, regulatory frameworks, tax treatment, and consumer familiarity with co-ownership vary by jurisdiction, and our ability to grow in international markets will depend in part on favorable developments in each of these areas.

Co-ownership remains a relatively nascent segment of the residential real estate market globally. While independent survey data and early transaction activity suggest growing consumer interest, the long-term trajectory of the co-ownership market will depend on factors including sustained consumer adoption, regulatory developments across multiple jurisdictions, the availability and cost of financing for fractional interests, and macroeconomic conditions affecting housing markets in the United States and internationally. That said, innovative sharing economy companies such as Uber and Lyft have radically improved the utilization of vehicle ownership, lowered the cost of transportation, and expanded the addressable market for ride-sharing far beyond the original taxi or black-car industry. Similarly, companies like Airbnb and VRBO have created a rental sharing product among single-family homes. Pacaso aims to create for second home ownership what these companies have done in their respective categories. Furthermore, we believe that high-net-worth families are increasingly seeking better options that offer a higher home quality and more consistent experience than what is available through rental marketplaces. Ownership changes the psychological contract between the buyer and the property, and our professionally managed experience is designed to deliver a more consistent hospitality experience across stays.

1 JW Surety Bonds, “Co-Buying Homes: The New American Dream,” 2024. Survey of U.S. adults conducted independently by JW Surety Bonds.

2 National Association of Realtors, 2025 Profile of Home Buyers and Sellers, covering transactions from July 2024 to June 2025.

3 Survey of 750 respondents conducted by Pollfish in July 2025, commissioned by Pacaso Inc.

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Intellectual Property

“Pacaso” is a registered trademark in the United States, Canada, Mexico, the European Union, and the United Kingdom. We also have intellectual property rights in the technology above described, including five issued patents, and several pending patent applications.

Competitive Conditions

The U.S. and European housing markets are highly competitive and fragmented, with millions of residential real estate transactions per year. Since Pacaso pioneered a new category of second home co-ownership, our most direct competition includes whole second home ownership, vacation home rental markets, and alternative ownership models. On the supply side, we compete with vacation club companies, hotel chains, and individual home buyers for luxury property acquisitions. We believe that our integrated hospitality model, customer-obsessed approach, foundation of customer trust, efficient demand generation, seamless transactions, and innovative technology differentiate our business and provide Pacaso with a strong competitive advantage in helping people own the way they want to live.

Employees

Employees are the backbone of Pacaso, and we foster a culture that puts our “crew” first. As of March 31, 2026 the Company has approximately 141 full time employees and 2 part time employees. The Company may engage employees and contractors as needed or deemed appropriate by our management in the future.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Other than disclosed below, we are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us. The following is a summary of all pending lawsuits in which Pacaso is a party as of April 30, 2026:

Matter	Summary

Best Home Buyer LLC & 3 CO Bighorn LLC v. Amy Kimball, Compass Colorado, LLC DBA Compass	Pacaso, through Best Home Buyer LLC & 3 CO Bighorn LLC, initiated litigation against Amy Kimball and Compass, who served as a real estate agent for the purchase of a home located at 355 Silverlode Drive, Aspen, CO 81611. The lawsuit alleges breach of contract and professional negligence against Kimball and Compass which resulted in the forfeiture of $695,000 earnest money deposit that Pacaso provided during the purchasing process. The litigation is ongoing and can be found under the caption Best Home Buyer LLC & 3 CO Bighorn LLC v, Amy Kimball, Compass Colorado, LLC DBA Compass, Case No.: 2023CV30142 (District Court, Pitkin County, Colorado, 2023).

Pacaso Inc. v. Town of Sullivan’s Island

Sullivan’s Island, South Carolina has issued a zoning determination that the Pacaso home in the town was a prohibited “vacation rental.” Pacaso disagreed with the zoning determination and filed an appeal regarding the issue with the Circuit Court of Charleston County. The Circuit Court upheld the determination and Pacaso filed an appeal with the South Carolina Court of Appeals. The Court of Appeal recently ruled in our favor and the Town has asked for a rehearing before the Court of Appeal. The case can be found under the caption Pacaso Inc. v. Town of Sullivan’s Island, South Carolina Court of Appeals, Appellate Case No. 2024-000134.

Stefan and Nancy Richter v. Pacaso, Inc.	Stefan and Nancy Richter, owners of a Pacaso home, filed a lawsuit against Pacaso, Inc. on April 22, 2026. The lawsuit seeks damages for securities fraud under Colorado state law, fraudulent inducement and concealment, violations of the Colorado Civil Theft Statute, and breach of contract related to the Richter’s purchase of an interest in a home. The litigation is ongoing and can be found under the caption Stefan and Nancy Richter v. Pacaso, Inc. Case No.: 1:26-VC-01702 (United States District Court, Colorado).

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Bankruptcy, Receivership, Etc.

Not applicable.

Reclassification, Merger, Consolidation, Etc.

Not applicable.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Components of Results of Operations”, “Results of Operations”, consolidated financial statements and related notes included elsewhere in this Annual Report. Our actual results may differ materially from those anticipated in these forward-looking statements. For further information regarding forward-looking statements, see “Statement Regarding Forward Looking Information.” Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Business and Overview

Pacaso operates a technology-enabled real estate and hospitality platform that enables people to co-own professionally managed luxury vacation homes in desirable destinations across the United States and internationally. We pre-aggregate consumer demand for up to eight different co-owners per home and facilitate the creation and ongoing management of the Holding SPE that holds the title to the property. The Company, through a wholly-owned subsidiary, serves as the “Non-member Manager” of the Holding SPEs or the owner representative responsible for appointing the program manager. We manage the full ownership experience, from property acquisition and design through ongoing hospitality services, property management, and resale. We operate our business under the following two segments: (1) co-ownership real estate and financing and (2) property operations discussed further below. We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment. The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not represented.

Key Factors Affecting our Performance

Current Macroeconomic Conditions and the Real Estate Market

Our business and operating results are impacted by the general economic conditions and the health of the real estate market. During the year ended December 31, 2025, macroeconomic conditions continued to present challenges for the housing market. Mortgage interest rates remained elevated throughout the year, and despite cumulative rate reductions by the Federal Reserve, rates did not decline sufficiently to meaningfully improve housing affordability or transaction volume. The broader U.S. housing market remained constrained, with seasonally adjusted existing home sales below historical averages. These conditions affected our business in several ways. Elevated borrowing costs reduced the pool of prospective buyers able to finance unit purchases, and general uncertainty around inflation, interest rate trajectories, and geopolitical developments weighed on consumer confidence. The United States announced changes to trade policy during 2025, including increased tariffs on certain imports, and other countries imposed retaliatory tariffs on U.S. exports. While our business has not been directly impacted by these trade actions, they have contributed to broader market volatility and uncertainty.

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Despite these headwinds, we made meaningful progress on several key financial and operational metrics during 2025. Total revenue was $90.1 million, a decline of 29% compared to 2024. The decline was driven primarily by a reduction in the number of co-ownership units sold on a gross basis during the period. Revenue is impacted by the type of recognition during the periods presented. Real estate inventory sales are presented gross, net of any concessions or discounts. Real estate investment sales are treated as sales of equity method investments and only reflect the net gain of the sale after the cost paid to purchase and furnish the property. In 2025, a greater proportion of our home sales were structured as real estate investments compared to the prior year. While the presentation method affects reported revenue, the gross profit on the underlying transactions is the same regardless of which method applies. Accordingly, while reported revenue declined, our adjusted gross profit excluding impact of whole homes proved more resilient, totaling $21.7 million compared to $23.6 million in the prior year, despite the lower reported revenue base. Total operating expenses, excluding offering advertising costs incurred in connection with our Regulation A offering, declined 3% year over year to $43.7 million, reflecting disciplined cost management across the Company.

Looking ahead, we intend to focus on improving execution and unit economics in our core markets, concentrating our capital in geographies with demonstrated demand and predictable sell-through while reducing customer acquisition costs. We also intend to explore targeted growth initiatives with disciplined investment criteria to diversify our revenue and gross profit over time. We will continue to monitor macroeconomic conditions closely and remain prepared to adapt our strategy, including the pace and timing of inventory acquisition, as market conditions evolve.

Geography & Market Footprint

We currently operate across the U.S. and in select international markets including Cabo San Lucas, Mexico; Paris, France; and London, England. We believe there is a significant opportunity to deepen market penetration in our existing markets while thoughtfully expanding into new markets over time, subject to market conditions and available resources.

Our approach to market expansion is informed by data on customer demand, lifestyle appeal, proximity to amenities, and regulatory environment. We have seen significant demand in international markets. In our international markets, we have employed a demand-led model in which we pre-aggregate customer interest before acquiring inventory, which reduces the capital at risk associated with new market entry. Using this approach, we added homes in Cabo San Lucas, Paris, and London during the period.

We believe our international value proposition is uniquely strong. We make a once overwhelming and complex process - buying a home abroad - seamless and easy. We expect international markets to represent a growing portion of our business over time.

Real Estate Services

Our gross profit mix continued to shift towards recurring and semi-recurring gross profit streams during 2025. Gross profit from our property operations segment, which consists of recurring property management and other management fees tied to our installed base of managed homes, increased 46% to $5.9 million from $4.1 million in the prior year. Property operations represented approximately 31% of total gross profit in 2025, up from 19% in 2024.

Separately, financing fees, resale and other fees gross profit, which we consider semi-recurring, increased 4% to $4.7 million. We expect resale activity to grow over time as our managed portfolio expands and matures. Together, these recurring and semi-recurring gross profit streams represented over 50% of total gross profit in 2025, up from approximately 40% in 2024. Furthermore, these gross profit streams reduce our dependence on new co-ownership transactions and contribute to greater predictability in our financial performance.

Inventory Management

Managing our inventory position is a critical component of our risk management framework, with direct implications for our liquidity and financial performance. Since inception, we have invested in our ability to identify demand at both the market and individual property level, and in our forecasting and pricing capabilities. As part of our risk management approach, we consider both individual market exposures and aggregate portfolio metrics, and we monitor holding periods and portfolio aging on an ongoing basis, adjusting pricing as needed.

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In 2025, we continued to make strategic investments in technology to support our shift toward a more asset-light model and reduce reliance on holding inventory on the balance sheet. Total real estate inventory and real estate investment assets excluding holding SPE lines of credit slightly decreased to $57.6 million. While our approach may evolve based on market dynamics and demand signals, our growing ability to pre-sell homes before acquisition remains a key driver of capital efficiency. These improvements in demand aggregation and operational flexibility position us well to further reduce holding costs and drive stronger financial performance going forward.

Inventory Financing

Our business model requires significant capital to purchase real estate inventory and real estate investments. Inventory financing is a key enabler of our growth, and we rely on our access to asset level financing, which primarily consists of Holding SPE lines of credit with multiple third-party financial institutions, a revolving credit facility and Regulation D debt offerings to finance our home acquisitions. The loss of adequate access to these types of facilities, or the inability to maintain these types of facilities on favorable terms, would impair our performance. See “Liquidity and Capital Resources.”

Investments in Technology

Execution of our technology and AI strategy, including our ability to develop and deploy AI-enabled tools across customer acquisition, performance marketing, inventory management, property operations, and the ownership experience, is an important factor affecting our performance. Our proprietary technology platform supports buyer discovery, home operations, and the co-ownership experience. Continued investment in this platform is a key driver of our long-term growth and operational efficiency. During the years ended December 31, 2025 and 2024, we capitalized $2.0 million and $2.0 million, respectively, in website and software development costs. Technology and development expenses increased 19% to $7.2 million, reflecting our continued investment in platform capabilities.

On the customer-facing side, our platform includes a co-ownership marketplace, mobile applications for scheduling and home access, and our SmartStay booking technology. During 2025, we continued to enhance our swap feature, which allows co-owners to exchange scheduled dates with other co-owners across our portfolio, including properties in our international markets. These capabilities are designed to increase the utility of co-ownership and support owner engagement and retention.

Across the company, we are integrating AI-driven tools into several areas of the business, including sales enablement, marketing content generation, performance marketing workflows, property photo analysis for quality standards, personalized home recommendations, and internal workflows that help employees work more efficiently. In performance marketing, these tools help us analyze campaign performance, accelerate campaign ideation, generate and adapt creative content, support deployment across channels and platforms, test creative approaches and audience segments, and feed those insights into ongoing optimization. More broadly, we view AI as an opportunity to redesign workflows across departments, shifting work from discrete manual tasks toward more systematized and increasingly automated processes. We believe these investments can materially increase productivity across departments, improve the consistency and speed of execution, and help us scale demand generation, revenue, and managed homes while maintaining cost discipline over time.

Offering Results

Regulation A Offerings

On September 30, 2024, the Company was qualified by the SEC and began offering up to 28,957,528 shares of our non-voting Class D Common Stock under Regulation A.

The offering was closed during September 2025. Under the Regulation A offering, the Company issued 24,958,207 shares of Class D Common Stock for gross proceeds of approximately $72.3 million.

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Regulation D Offerings

During March 2024, the Company initiated a Regulation D offering raising debt capital. Through December 31, 2024 the Company raised approximately $7.5 million of cash, which offers participants a 15% annual yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date, except for standard event of default provisions that may cause the principal amounts to become due and payable. There were no additional sales in this offering after December 31, 2024.

During March 2025, the Company commenced an additional Regulation D offering raising debt capital. Through December 31, 2025 the Company raised approximately $0.9 million of cash, which offers participants a 15% annual yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date, except for standard event of default provisions that may cause the principal amounts to become due and payable. See full description of the Company’s total Regulation D offerings in Note 8 - Financing Arrangements in our notes to consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 16, Related Party Transactions, in our consolidated financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASUs”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Issued Accounting Standards, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the ASUs not yet adopted on our consolidated financial statements and determining our plan for adoption.

Recent Developments

During 2026 through April 15, 2026, $6.4 million of Regulation D investments matured and $2.5 million of principal was paid to investors in cash and $3.9 million extended the term for an additional 12 months at the same terms.

Key Business Metrics

Management has identified the following key business metrics to evaluate our performance, identify trends, develop financial projections and guide strategic decision-making. Accordingly, these key business metrics are intended to offer investors and stakeholders valuable insights into our business performance and operations. It is important to note that these key business metrics are provided for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may vary from similarly titled metrics or measures presented by other companies.

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Total Units Transacted

A unit represents a ⅛ co-ownership membership interest in a property. Resales units transacted represents where the Company receives a fixed fee upon a successful resale between two third-parties. Pacaso NOW units allow customers to experience a Pacaso home through a program in which they pay an annual fee, which is reflected in real estate services on our statements of operations, with the option to convert into ownership. Units transacted represents the total number of ownership units in a property transacted by Pacaso within a specified period included in revenue and gain from real estate investments on our statements of operations, which also includes Pacaso NOW units that convert into ownership. Deferred units represent units transacted where the Company cannot yet recognize revenue or gain from real estate investments until certain performance obligations are completed. The following metric is useful to management to understand the volume of transactions completed during a given time period.

	Year Ended December 31,
	2025	2024
Units transacted	91	119
Resales transacted	131	120
Units and resales transacted	222	239
Pacaso NOW units transacted	8	14
Deferred units recognized (1)	1	26
Total units transacted, net of deferred units	231	279

(1)	In 2024, of the 26 deferred units recognized, 16 were deferred in 2023 and 10 were deferred in 2022. As of December 31, 2024 we had one deferred unit on our Consolidated Balance Sheet which was deferred in 2022 and recognized in 2025. As of December 31, 2025, we have no deferred units on our Consolidated Balance Sheet.

Gross real estate transacted and margin

We define gross real estate transacted as the total dollar value, less any concessions, of co-ownership transacted during the period which includes co-ownership real estate sales, gain from real estate investments presented gross as well as whole home real estate sales transacted, and the applicable margin on such transactions after subtracting the cost of the underlying real estate. The table detailing the components is shown below, which is an indication of the performance of our core business offering of selling co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period, which ultimately impacts gross profit further discussed in segments.

	Year Ended December 31,		2024 to 2025
(amounts in thousands)	2025	2024	$ Change	% Change

Gross real estate transacted, less whole home sales	$80,858	$116,609	$(35,750)	(31)%
Gross real estate transacted, less whole home sales margin %	12%	13%

Whole home real estate transacted	$3,800	$6,750	$(2,950)	(44)%
Whole home real estate transacted margin	(12)%	4%

Gross real estate transacted	$84,658	$123,359	$(38,700)	(31)%
Gross real estate transacted margin %	11%	12%

Gross real estate transacted was impacted by the recognition of deferred units in each period presented as noted above in Total Units Transacted. The deferred units recognized in each period contributed to gross real estate transacted of $881 and $18,252 during the year ended December 31, 2025 and 2024, respectively.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their U.S. GAAP results. These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles, and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP.

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Adjusted Gross Profit

We calculate Adjusted Gross Profit as gross profit under GAAP adjusted for amortization of developed technology, inventory valuation adjustment in the current period, inventory valuation adjustment in prior periods, impairment and write-off expense and share-based compensation. Inventory valuation adjustment in the current period is calculated by adding back the inventory valuation adjustments recorded during the period on homes that remain in real estate inventory or real estate investments at period end. Inventory valuation adjustment in prior periods is calculated by subtracting the inventory valuation adjustments recorded in prior periods on homes sold in the current period. Additionally, we calculate Adjusted Gross Profit Excluding Impact of Whole Homes, which is an indication of the performance of our core business offering of selling and managing co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period.

We view this metric as an important measure of business performance, as it captures gross profit performance related to units transacted in a given period and provides comparability across reporting periods.

	Year Ended December 31,
(amounts in thousands)	2025	2024

Gross profit (GAAP)	$19,246	$21,490

Adjustments- add back (deduct):
Amortization of developed technology (1)	1,229	2,205
Inventory valuation adjustments- Current period (2)(3)	563	146
Inventory valuation adjustments- Prior periods (2)(4)	-	(2,203)
Impairment and write-off expense (5)	167	439
Share-based compensation	19	34
Adjusted gross profit	$21,224	$22,111

Whole home gross (profit) loss	465	(281)
Inventory valuation adjustments related to whole homes	-	1,749
Adjusted gross profit excluding impact of whole homes	$21,689	$23,579

(1)	Amortization of capitalized internally developed technology.

(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)	Inventory valuation adjustments- Current period is the inventory valuation adjustment recorded during the period presented associated with homes that remain in inventory or real estate investments at period end.

(4)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

(5)	Consists of the write-off of furnishings for SPE’s included in real estate inventory due to obsolescence.

Gross profit and adjusted gross profit was impacted by the recognition of deferred units in each period presented as noted above in Total Units Transacted. The deferred units recognized in each period contributed to gross profit and adjusted gross profit of $94 and $1,951 during the year ending December 31, 2025 and 2024, respectively. If this impact was removed the change year over year would be a decrease in adjusted gross profit of $33 or 0.2%, with margins increasing to 16.2% in 2025 versus 14.8% in 2024.

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Adjusted EBITDA

We define Adjusted EBITDA as net income or loss adjusted for interest expense, income tax expense, depreciation and amortization, share-based compensation expense, non-recurring expense, unrealized gain or loss on foreign currency, non-recurring impairment and write-offs, advertising expense directly related to our Regulation A offering further described below. Adjusted EBITDA is also adjusted to align the timing of inventory valuation adjustments recorded under GAAP to the period in which the related revenue or net gain on real estate investment is recorded in order to improve the comparability of the measure to our non-GAAP financial measure of adjusted gross profit above. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance adjusted for non-recurring or non-cash items. Moreover, we have included Adjusted EBITDA because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

	Year Ended December 31,
(amounts in thousands)	2025	2024
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss (GAAP)	$(63,479)	$(31,436)

Interest expense- net(1)	4,874	2,742
Income tax expense	91	56
Depreciation and amortization	2,215	2,902
Share-based compensation	701	1,104
Non-recurring expense (2)	8,594	3,866
Inventory valuation adjustments- Current period (3)(4)	563	146
Inventory valuation adjustments- Prior periods (3)(5)	-	(2,203)
Unrealized foreign currency loss	(586)	(808)
Impairment and write-off expense (6)	207	977
Regulation A offering advertising	25,480	2,285
Adjusted EBITDA	$(21,340)	$(20,369)

(1)

The increase in interest expense-net was primarily attributable to an increase in average debt balance due to our new revolving credit facility entered during February 2025, which increased our leverage to a level within our target range based on corresponding assets on our Consolidated Balance Sheet. Refer to Components of Real Estate Investments, net, and Real Estate Inventory, net and Debt details below.

(2)	The year ended December 31, 2025 consists primarily of non-cash expenses associated with the issuance of a restricted stock award and a warrant to a third party in connection with our master repurchase credit facility discussed further in Note 8 - Financing Arrangements in our notes to consolidated financial statements. For the year ended December 31, 2024, the Company incurred $1,062 in one-time expenses primarily related to the write-off of receivables from SPE’s and additional costs the Company agreed to pay on behalf of certain SPE’s which are included in holding costs. Additionally, the Company realized a loss of $2,804 due to the dissolution of a foreign subsidiary which is net of a $1,249 write–off of cumulative translation adjustment gain.

(3)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(4)	Inventory valuation adjustments- Current period is the inventory valuation adjustment recorded during the period presented associated with homes that remain in real estate inventory or real estate investments at period end.

(5)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

(6)	The year ended December 31, 2025 is primarily comprised of the write-off of furnishings for SPE’s included in real estate inventory due to obsolescence. The year ended December 31, 2024 is primarily comprised of the forfeiture of $538 for an earnest money deposit related to a real estate acquisition the company decided not to pursue as well as the write-off of furnishings for SPE’s included in real estate inventory due to obsolescence.

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Components of Real Estate Investments, net, and Real Estate Inventory, net and Debt

Components of real estate investments, net and real estate inventory, net is an important metric so that management has an understanding of the total gross asset value combined, excluding the impact of associated debt, as real estate investments, net is presented net of Holding SPE lines of credit on the Balance Sheet. Holding SPE lines of credit represents lending arrangements and lines of credit obtained from third-party lenders. The company compares the total asset level debt versus the total real estate inventory and real estate investment assets to manage leverage across the portfolio.

(amounts in thousands)	December 31, 2025	December 31, 2024
Real Estate Investments, Net:
Real estate investment assets	$56,001	$53,818
Holding SPE lines of credit liabilities	33,195	36,697
Real estate investments, net	22,806	17,121

Real estate inventory	1,559	5,538
Real estate investment assets	56,001	53,818
Total real estate inventory and real estate investment assets excluding holding SPE lines of credit	$57,560	$59,356

Debt:
Holding SPE lines of credit (1)	$37,487	$39,740
Total asset level debt as a % of total real estate inventory and real estate investment assets excluding holding SPE lines of credit	65%	67%
Other holding SPE lines of credit (2)	6,786	6,240
Revolving credit facility secured by financing arrangements (3)	22,658	-
Regulation D offerings	12,360	15,360
Holding SPE lines of credit netted in Real Estate Investments	(33,195)	(36,697)
Total debt (GAAP)	$46,096	$24,643

(1)	The Company entered into a new revolving credit facility during February 2025 that is secured by both equity in real estate assets and financing arrangements. For purposes of calculating the total asset level debt above, the debt associated with the revolving credit facility only includes the debt that is secured by real estate assets.

(2)	Other holding SPE lines of credit is debt where no real estate inventory or real estate investment is held, thus it is excluded from the asset level debt above.

(3)	The revolving credit facility debt in the corresponding row above includes debt secured by financing arrangements only, thus it is excluded from the asset level debt above as a percentage of real estate assets. See Note 2 - Summary of Significant Accounting Policies and Note 8 - Financing Arrangements, in our notes to consolidated financial statements for additional details.

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Components of Results of Operations

Consolidation and Real Estate Investment Accounting — Co-ownership

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. For additional information on consolidation and real estate investments accounting, refer to Note 2 and Note 3 in our notes to consolidated financial statements. Any amounts received from Members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance on a net basis.

All operating costs of consolidated Holding SPEs are shared between the Company and the Members based on a pro-rata ownership interest.

Real estate sales, net

We generate real estate sales revenue from the initial sale of partial membership interests in single family real estate upon deconsolidation of the Holding SPE and the revenue is recorded net of any discounts, or concessions, that may be granted. Real estate sales revenue also included sales of subsequent replacements of furnishings to the Holding SPEs. In addition, real estate sales revenue includes sales of whole homes whereby the Company has purchased a home, but found a single buyer for the home as opposed to multiple buyers.

Gain on real estate investment sales

All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted.

Real estate services

Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, including fees related to Members who finance, fees earned for resales between two third parties, recurring management fees for property and LLC program management and SmartStay™ technology. Real estate services also includes fees related to a program called Pacaso NOW where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest.

Cost of real estate and real estate services

The Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs for first share sale transactions. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

Offering advertising

Offering advertising costs consist primarily of expenses related to advertising spend in support of our Regulation A offering.

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Sales and marketing

Sales and marketing costs consist primarily of personnel-related expenses, including share-based compensation, commissions paid to third-party real estate brokers, and expenses related to sales and marketing.

General and administrative

General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees.

Operations

Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding costs

Holding costs include equity method earnings and losses from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital costs.

Technology and development

Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs.

Depreciation

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2025 and 2024, property and equipment consisted of computer and computer related equipment with an estimated useful life of 3 years.

Interest expense

Interest expense consists primarily of interest paid or payable related to our various debt facilities and amortization of debt issuance.

Income tax expense

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States.

We have a valuation allowance for our net deferred tax assets, including federal and state net operating loss carryforwards. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets will be realized by way of expected future taxable income in the United States. We recognize interest and penalties related to income tax matters in income tax expense if incurred.

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Results of Operations

The following table sets forth our consolidated results of operations and includes a discussion of significant items explaining the changes for the periods presented:

	Year Ended December 31,		2024 to 2025 Change
(amounts in thousands)	2025	2024	Change in $	Change in %
Revenue	$90,057	$126,560	$(36,503)	(29)%
Cost of Revenue	70,811	105,070	(34,259)	(33)%
Gross Profit	19,246	21,490	(2,244)	(10)%
Operating Expenses:
Offering advertising	25,480	2,285	23,195	1,015%
Sales and marketing	14,163	15,875	(1,712)	(11)%
General and administrative	14,904	14,681	223	2%
Technology and development	7,154	6,037	1,117	19%
Operations	5,017	4,868	149	3%
Holding costs	2,363	3,461	(1,098)	(32)%
Depreciation	85	117	(32)	(27)%
Total operating expenses	69,166	47,324	21,842	46%

Loss from Operations	(49,920)	(25,834)	(24,086)	93%

Interest expense	(9,923)	(6,562)	(3,361)	51%
Interest income	5,049	3,820	1,229	32%
Other expense	(8,594)	(2,804)	(5,790)	206%
Loss before income taxes	(63,388)	(31,380)	(32,008)	102%
Income tax expense	91	56	35	63%
Net loss	$(63,479)	$(31,436)	$(32,043)	102%

Revenue

Revenue decreased by $36.5 million, or 29%, in 2025 compared to 2024, due to the type of units sold. Excluding resale units and Pacaso NOW units, we sold 92 units compared to 145 units in 2024 inclusive of 26 previously deferred units, representing a decrease of 37%. Additionally, revenue is impacted by the type of recognition during the periods presented. Real estate inventory sales are presented gross, net of any concessions or discounts. Real estate investment sales are treated as sales of equity method investments and only reflect the net gain of the sale after the cost paid to purchase and furnish the property. These net gains are also recorded net of any discounts, or concessions, that may be granted. During the year ended December 31, 2025 only 23 of the 231 units transacted were recorded gross compared to 90 of the 279 units transacted during the year ended December 31, 2024. While the reported revenue differs between the two methods, the resulting gross profit recognized is the same under both presentations.

Cost of Revenue and Gross Profit

Cost of revenue decreased by $34.3 million, or 33% in 2025 compared to 2024, primarily due to lower volume of unit sales and the type of revenue recognition, as discussed above. Gross profit decreased by $2.2 million, or 10% in 2025 compared to 2024 due to the reasons noted above.

Offering Advertising

Offering advertising expenses increased by $23.2 million in 2025 compared to 2024 due to offering advertising costs related to the Regulation A offering which began in September 2024 and was completed in September 2025.

Sales and Marketing

Sales and Marketing expenses decreased by $1.7 million, or 11% in 2025, compared to 2024. This decrease was primarily driven by $1.5 million reduction in brand media spend.

General and Administrative

General and administrative expenses increased by $0.2 million, or 2% in 2025 compared to 2024. General and administrative expenses were relatively consistent when comparing 2025 to 2024. Removing the impact of unrealized gain or loss in each period, general and administrative expenses decreased by $0.001 million, primarily due to decrease in legal cost of $0.2 million.

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Technology and Development

Technology and development expenses increased by $1.1 million, or 19% in 2025 compared to 2024. The increase in technology and development expenses was primarily attributable to investments in our proprietary platform and integrating cutting-edge AI tools to be better positioned to drive growth, increase efficiency and enhance the customer experience primarily related to software and computer expenses which increased by $0.5 million to $2.4 million in 2025 compared to $1.9 million in 2024.

Operations

Operations expenses increased by $0.1 million, or 3% in 2025 compared to 2024. The increase in operations expenses was primarily related to personnel-related expenses which increased by $0.2 million to $4.0 million in 2025 compared to $3.8 million in 2024.

Holding Costs

Holding costs decreased by $1.1 million, or 32% in 2025 compared to 2024. The decrease in holding costs was primarily due to lower real estate inventory and real estate investments held during 2025.

Depreciation Expense

Depreciation expense decreased slightly in 2025 compared to 2024 primarily related to certain assets becoming fully depreciated throughout the year, which outpaced the additions of new assets.

Interest Expense

Interest expense in 2025 and 2024 were $9.9 million and $6.6 million, respectively. The increase in interest expense was primarily attributable to an increase in average debt balance due to our new revolving credit facility entered during February 2025, which increased our leverage to a level within our target range based on corresponding assets on our Consolidated Balance Sheet. Additionally, the revolving credit facility is at a higher interest rate than the holding SPE lines of credit and is presented as debt on our Consolidated Balance Sheet.

Interest Income

Interest income in 2025 and 2024 were $5.0 million and $3.8 million, respectively. The increase in interest income was driven by higher yields on increasing cash and cash equivalents balances through 2025 compared to 2024, primarily related to our Regulation A. In certain cases, we earned a spread on the interest rates charged to customers.

Other Expense

Other expenses in 2025 and 2024 were $8.6 million and $2.8 million, respectively. The year ended December 31, 2025 consists primarily of non-cash expenses associated with the issuance of a restricted stock award and a warrant to a third party in connection with our master repurchase credit facility discussed further in Note 8 - Financing Arrangements in our notes to consolidated financial statements. The expenses in 2024 were related to the dissolution of a foreign subsidiary which includes a realized loss of $4.1 million in foreign currency translation loss offset by a $1.2 million write–off of cumulative translation adjustment gain.

Segment Overview

We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our chief operating decision maker evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

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Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPE’s, provides services to facilitate owner financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments, the sale of whole homes and Pacaso NOW fees.

Property Operations

The Company enters into management agreements with all of the Holding SPEs to provide day-to-day property management services, maintenance and preparation of books and financial records. These services also include access to our proprietary mobile app for scheduling. Other services in the property operation segment consist of services related to alarm monitoring, smart locks and beginning in 2024 also includes subsequent furniture sales to existing homes.

Segment Results

The following tables present our revenues and gross profit by segment for the year ended December 31, 2025 compared to the year ended December 31, 2024.

	Year Ended December 31,		2024 to 2025 Change
(amounts in thousands)	2025	2024	Change in $	Change in %
SEGMENTS:
Co-ownership real estate and financing	$42,005	$84,251	$(42,246)	(50)%
Property operations	9,366	6,941	2,425	35%
Total revenue	51,371	91,192	(39,821)	(44)%

SEGMENTS COST OF REVENUE:
Co-ownership real estate and financing	27,480	64,628	(37,148)	(57)%
Property operations	3,416	2,869	547	19%
Total cost of revenue	30,896	67,497	(36,601)	(54)%
TOTAL SEGMENT GROSS PROFIT	$20,475	$23,695	$(3,220)	(14)%

Co-ownership Real Estate and Financing Results

The following tables present our revenues and gross profit for co-ownership real estate and financing by various components for the year ended December 31, 2025 compared to the years ended December 31, 2024.

	Year Ended December 31,		2024 to 2025 Change
(amounts in thousands)	2025	2024	Change in $	Change in %
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$29,541	$74,191	$(44,650)	(60)%
Real estate investment sales	6,954	4,488	2,466	55%
Co-ownership real estate services (1)	5,510	5,572	(62)	(1)%
Total Co-ownership real estate and financing sales	42,005	84,251	(42,246)	(50)%

CO-OWNERSHIP REAL ESTATE AND FINANCING COST OF SALES:
Co-ownership real estate	26,684	63,577	(36,893)	(58)%
Co-ownership real estate services	796	1,051	(255)	(24)%
Total cost of Co-ownership real estate and financing	27,480	64,628	(37,148)	(57)%
SEGMENT GROSS PROFIT	$14,525	$19,623	$(5,098)	(26)%

(1)	Co-ownership real estate services includes fees earned from facilitating financing, resales and Pacaso NOW.

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Co-Ownership Real Estate and Financing Sales

Co-ownership real estate and financing sales segment revenue decreased by $42.2 million, or 50%, in 2025 compared to 2024, primarily due to lower volume of unit sales. Excluding resale units and Pacaso NOW units, we sold 92 units in 2025 compared to 145 units in 2024, representing a decrease of 37%. Additionally, revenue is impacted by the type of recognition during the periods presented. Real estate inventory sales are presented gross, net of any concessions or discounts. Real estate investment sales are treated as sales of equity method investments and only reflect the net gain of the sale after the cost paid to purchase and furnish the property. These net gains are also recorded net of any discounts, or concessions, that may be granted. During the year ended December 31, 2025 only 23 of the 231 units transacted were recorded gross and included in Co-ownership real estate sales compared to 90 of the 279 units transacted during the year ended December 31, 2024. While the reported revenue differs between the two methods, the resulting gross profit recognized is the same under both presentations.

Co-Ownership Real Estate and Financing Cost Of Sales and Gross Profit

Co-ownership real estate and financing segment cost of sales decreased by $37.1 million, or 57% in 2025 compared to 2024, primarily due to lower volume of unit sales, as discussed above.

Property Operations Results

The following tables present our revenues and gross profit for property operations by various components for the year ended December 31, 2025 compared to the year ended December 31, 2024.

	Year Ended December 31,		2024 to 2025 Change
(amounts in thousands)	2025	2024	Change in $	Change in %
PROPERTY OPERATIONS:
Property management	$8,817	$6,192	$2,625	42%
Other services	549	749	(200)	(27)%
Total Property operations sales	9,366	6,941	2,425	35%

PROPERTY OPERATIONS COST OF SALES:
Property management cost of sales	3,318	2,574	744	29%
Other services cost of sales	98	295	(197)	(67)%
Total cost of Property operations	3,416	2,869	547	19%
SEGMENT GROSS PROFIT	$5,950	$4,072	$1,878	46%

Property Operations Sales

Property operations segment revenue increased by $2.4 million, or 35%, in 2025 compared to 2024, primarily due to the increase in the number of units under management from 1,256 units in 2024 to 1,352 units in 2025.

Property Operations Cost Of Sales and Gross Profit

Property operations segment cost of sales increased by $0.5 million, or 19%, in 2025 compared to 2024, primarily due strategic operational changes to create efficiencies in internalizing property management and due to the continued increase in units under management without having to add additional personnel creating better economies of scale. Gross profit increased from $4.1 million to $5.9 million and gross margin increased from 59% to 64%. The increase in gross profit margin is attributable to better utilization of personnel and related costs while increasing corresponding revenues and overall units under management.

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Segment Reconciliation to GAAP Gross Profit

The table below reconciles our segments to GAAP revenue, cost of sales and gross profit:

(amounts in thousands)	Year Ended December 31,		2024 to 2025 Change
RECONCILATION TO GAAP GROSS PROFIT	2025	2024	Change in $	Change in %
TOTAL GROSS PROFIT (GAAP)	$19,246	$21,490	$(2,244)	(10)%

Total segment revenue	51,371	91,192	(39,821)	(44)%
Other non-segment revenue:
Reimbursable sales	38,686	35,368	3,318	9%
Total revenue (GAAP)	90,057	126,560	(36,503)	(29)%

Total segment cost of revenue	30,896	67,497	(36,601)	(54)%
Other non-segment cost of revenue:
Reimbursable cost of sales	38,686	35,368	3,318	9%
Amortization of developed technology	1,229	2,205	(976)	(44)%
Total cost of revenue (GAAP)	70,811	105,070	(34,259)	(33)%
TOTAL GROSS PROFIT (GAAP)	$19,246	$21,490	$(2,244)	(10)%

Liquidity and Capital Resources

Our main sources of liquidity have historically consisted of cash generated from financing activities including equity and debt fundraising activities. At December 31, 2025, the Company had cash and cash equivalents of $52.2 million which consisted of cash on hand at financial institutions and highly liquid investments with original maturities of three months or less at the date of purchase.

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, a revolving credit facility, Regulation D proceeds and a separate acquisition financing line of credit with a third-party lender to facilitate home purchases in certain circumstances which was paid in full during July 2024. The revolving credit facility had a 12 month draw period that ended during February 2026. The Company is actively working to extend the draw period, but if unsuccessful it could impact our overall liquidity. Additionally, the Company entered into a new $100 million credit facility during August 2025. See a full description of the Company’s financing arrangements as of December 31, 2025 and 2024 in Note 8 - Financing Arrangements in our notes to consolidated financial statements.

As an additional source of capital, the Company sponsors and manages the Pacaso Explorer Fund, LP, a private investment fund offered separately from our Regulation A and Regulation D offerings, through which it may earn management fees and carried interest allocations that supplement the Company’s liquidity. The Company believes that its operating activities and current cash will be sufficient to continue to fund its operations beyond the next 12 months.

We expect our working capital requirements to increase over time in order to expand and execute on our business plan. We believe that our cash on hand, together with our operations will be sufficient to meet short-term working capital and capital expenditure requirements for at least the next 12 months. We currently have no commitments with any person for any capital expenditures, with the exception of immaterial purchases of property and equipment necessary for employees. However, our ability to fund our working capital requirements will depend in part on the real estate market conditions in which we operate and in various other general economic, financial, competitive, legislative, regulatory, geopolitical and other conditions which may be beyond our control. Depending on these and other factors, we may seek additional financing.

The Company has agreed with certain Holding SPE lenders to guarantee repayment of any of the Holding SPEs debt related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders. The fair value of such guarantees is immaterial.

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Historically our financing activities primarily include equity and debt financing activities as well as borrowings and repayments of Holding SPE lines of credit and utilization of our acquisition financing line of credit. Buying and selling of high-valued assets such as single family homes is cash intensive and has a significant impact on our liquidity and capital resources, which are further discussed below in the summarized cash flow information.

Summarized Cash Flow Information

	Year Ended December 31,
(amounts in thousands)	2025	2024
Cash Flow Data:
Net cash used in operating activities	$(38,784)	$(32,728)
Net cash used in investing activities	(25,346)	(2,082)
Net cash provided by financing activities	102,887	23,524

Cash Flows Used In Operating Activities

Net cash used in operating activities was $38.8 million and $32.7 million for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, cash used in operating activities was impacted by our net loss of $63.5 million offset by the reduction of accounts receivable and customer receivable balances of $18.6 million during the year. During the year ended December 31, 2024, cash used in operating activities was impacted by our net loss of $31.4 million as well as a $38.3 million decrease in real estate inventory and real estate investments related to the purchases and sales of real estate during the year.

Cash Flows Used In Investing Activities

Net cash used in investing activities was $25.3 million and $2.1 million for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, net cash used in investing activities was primarily impacted by the payments to acquire customer financing receivables of $27.8 million due to the new revolving credit facility entered into in February 2025 which is partially secured by financing arrangements pledged to a wholly owned subsidiary of the Company, partially offset by proceeds from the related customer financing receivables of $4.6 million. Additionally, net cash used in investing activities includes capitalized labor related to technology development and purchases of property and equipment. For the year ended December 31, 2024, cash used in investing activities was primarily attributable to $2.0 million of capitalized labor related to technology development.

Cash Flows Provided By Financing Activities

Net cash provided by financing activities was $102.9 million and $23.5 million for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, cash provided by financing activities was primarily attributable to $74.1 million in proceeds of debt, $62.5 million in net proceeds from the sale of Class D common stock primarily due to our Regulation A offering, and $13.0 million in deferred insurance proceeds partially offset by $44.1 million of debt repayments which excludes $12.6 million of non-cash assignment of debt to Holding SPE’s. For the year ended December 31, 2024, cash provided by financing activities was primarily attributable to $63.0 million in proceeds of debt, partially offset by $44.4 million of debt repayments which excludes $38.8 million of non-cash assignment of debt to Holding SPE’s as well as $5.3 million of net proceeds from the sale of Class D common stock due to our Regulation A offering.

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Quantitative and Qualitative Disclosures About Market Risk

Investment and Interest Rate Risk

We are exposed to interest rate risk related primarily to our investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on our total cash, cash equivalents, and marketable securities and the fair value of those securities, as well as interest paid on our debt.

We had cash and cash equivalents of $52.2 million as of December 31, 2025, which consisted of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The primary objective of our investment activities is to preserve capital and meet liquidity requirements without significantly increasing risk. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. Assuming no change in the outstanding borrowings on our credit facilities as of December 31, 2025, we estimate that a one percentage point increase in the applicable interest rates would have increased our annual interest expense by approximately $0.8 million.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, including potential increased tariffs, we may not be able to fully offset such higher costs through price increases. Our inability to do so could harm our business, results of operations and financial condition.

Foreign currency Exchange Risk

We do not believe that foreign currency exchange risk has had a material effect on our business, results of operations or financial condition. As we do not maintain a significant balance of foreign currency, we do not believe an immediate 10% increase or decrease in foreign currency exchange rates relative to the U.S. dollar would have a material effect on our business, results of operations or financial condition.

Item 3. DIRECTORS AND OFFICERS

Our Board of Directors is elected annually by our shareholders. The Board of Directors appoints our executive officers annually.

Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Position	Age	Term of Office	Expected Hours
Gregory Austin Allison	Chief Executive Officer, Director	40	2020 - Present	Full time

David S. Kallery	President	61	2025 - Present	Full time

Daivak Shah	Chief Technology Officer	45	2020 - Present	Full Time

Alvaro Cortes	Chief Financial Officer	43	2024-Present	Full time

Spencer Rascoff	Chairman of Board	50	2020-Present	3-5 hours per week

Lara Cumberland	Director	52	2024-Present	1-2 hours per week

Malissia Clinton	Director	56	2021-Present	1-2 hours per week

Dan Levitan	Director	68	2020-Present	1-2 hours per week

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Gregory Austin Allison, Director. Austin is also the CEO of Pacaso. After experiencing the profound effect a second home had on his own life, he co-founded Pacaso to make the dream of second home ownership a reality for more people. Pacaso is Austin’s second startup. In 2009, he founded dotloop in his hometown of Cincinnati, a company that created software to seamlessly manage real estate transactions. Zillow acquired dotloop in 2015, and Austin continued to run dotloop as a Zillow executive until 2018. Austin started selling real estate at the age of 18 and worked in residential and commercial real estate for a decade. Austin’s five-year work history is as follows:

Pacaso Inc. - Co-founder and Chief Executive Officer	January 2020 – Present
Houwzer - Board Member	January 2020 – January 2024
WineSociety - Chairman	January 2019 - January 2020
Zillow Group - Founder & GM, dotloop	August 2015 - December 2018

David S. Kallery, President. David S. Kallery serves as President of Pacaso, leading the company’s go-to-market, sales, acquisitions, and operations teams as it expands its co-ownership model to more markets around the world. David brings more than 20 years of leadership experience in luxury travel, hospitality, and subscription businesses. Before joining Pacaso, he spent over a decade as President of Inspirato, where he helped guide the company from its early growth through IPO. He has also held senior roles at Exclusive Resorts, Visa, and UPS.

Pacaso Inc. - President	September 2025 – Present
Inspirato - President	2012 – 2025
Exclusive Resorts – Chief Operating Officer	2004 – 2012

Daivak Shah, Chief Technology Officer. Daivak is passionate about building scalable and efficient technology solutions from the ground up. He brings 20 years of experience managing all technical aspects of consumer and enterprise products. Previously Daivak was VP of engineering at Zillow responsible for real estate transaction experience and at Yahoo! led cross functional engineering teams for mobile products such as homepage and search. Daivak’s five-year work history is as follows:

Pacaso Inc. - Chief Technology Officer	March 2020 – Present
Zillow Group - Vice President of Engineering	September 2012 – March 2020

Alvaro Cortes, Chief Financial Officer. Alvaro Cortes, Pacaso’s Chief Financial Officer, brings 20 years of expertise in building and leading finance, accounting and capital markets teams in real estate finance and investment banking. He spearheads Pacaso’s global financial and accounting operations, collaborating closely with executive leadership to define and execute business and growth strategies. Prior to joining Pacaso, Alvaro worked in investment banking covering the real estate sector at RBC Capital Markets and UBS, where he advised on M&A, debt and equity transactions exceeding $50 billion in value. He received his MBA from the Amos Tuck School at Dartmouth College and his BS in Civil Engineering from Florida State University. Alvaro’s five-year work history is as follows:

Pacaso Inc. - Chief Financial Officer	July 2024 - Present
Pacaso Inc. - Senior Vice President, Finance	May 2021 - July 2024
RBC Capital Markets - Director, Real Estate Investment Banking	April 2019 - May 2021
UBS - Associate/Director, Real Estate, Lodging & Leisure	September 2013 - April 2019

Spencer Rascoff, Co-founder and Chairman of the Board. Spencer co-founded Pacaso with Austin Allison to broaden access to second home ownership. He is a serial entrepreneur who also co-founded Zillow and Hotwire, and was CEO of Zillow for a decade. Spencer is passionate about company culture, and at Zillow he created and maintained a culture that frequently won awards from places like Fortune Best Places to Work and Glassdoor. Today, Spencer is a frequent angel investor and advisor to startups, teaches entrepreneurship at Harvard University, and is the CEO of Match Group. Spencer’s five-year work history is as follows:

Pacaso Inc. - Co-founder and Chairman of the Board	June 2021 – Present
Match Group - Chief Executive Officer	February 2025 - Present

Harvard University - Professor	January 2019 – Present
heyLibbi.ai - Co-founder	April 2023 – Present
Varo Bank - Board Member	April 2022 – Present
Queue - Co-founder and Chairperson	October 2022 – Present
Recon Food - Co-founder	June 2020 – Present
75 & Sunny - Co-founder and General Partner	May 2021 – Present
Match Group - Board Member	March 2024 – February 2025
dot.LA - Co-founder and Executive Chairman	July 2019 – March 2024
Palantir Technologies - Board Member	June 2020 – June 2022
Supernova Partners - Co-Chair of Board of Directors	September 2020 – September 2021
TripAdvisor – Board Member	July 2013 – June 2020
Zillow Group - Co-founder, Board Member, and CEO	September 2005 – April 2020
Seattle Children’s Research Institute - Board Member	October 2013 – January 2020
Julep - Board Member	April 2013 – January 2020
Techstars Seattle - Mentor	August 2011 - January 2020

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Malissia Clinton, Director. Malissia Clinton is an executive with considerable board experience and over 25 years of practice across multiple industries, including defense, aerospace, intelligence, advanced technologies and health care. Clinton is currently the Executive Vice President, General Counsel & Secretary at Meritage Homes Corporation, a publicly traded American real estate development company that constructs single-family detached homes across the United States. Clinton previously served as Senior Vice President, General Counsel and Secretary at Los Angeles-based The Aerospace Corporation, the preeminent DoD advisor for the space enterprise. At Aerospace, Clinton served as a strategic partner to the C-Suite on a broad range of transactional and governance issues. Clinton serves on the board of 3D Systems (NYSE: DDD), a leading additive manufacturing solutions company, and is the chair of the compliance committee of 3D Systems. Malissia’s five-year work history is as follows:

Pacaso Inc. - Director	June 2021 – Present
Meritage Homes - Executive Vice President, General Counsel & Secretary	April 2022 – Present
3D Systems Corporation - Member Board of Directors	March 2019 – Present
City of Hope - Member Board of Directors	September 2016 – June 2022
Progyny, Inc. - Director	November 2022 – April 2022
The Aerospace Corporation - Senior Vice President, General Counsel & Secretary	July 2009 – April 2022

Dan Levitan, Director. Dan Levitan has over 30 years of collective experience in venture capital and investing, specializing in leading consumer businesses. Eager to help innovative companies realize their full potential, Dan launched Maveron in 1998 with Howard Schultz, former CEO of Starbucks Coffee Company.

In his over 25-year career at Maveron, Dan has led many successful investments, including zulily (NASDAQ: ZU), Potbelly (NASDAQ: PBPB), Trupanion (NYSE: TRUP), Capella Education Company (NASDAQ: CPLA), eBay (NASDAQ: EBAY), and Shutterfly (NASDAQ: SFLY). He currently serves on the Board of Directors for Allbirds, Daring Foods, Domain Money, Engageli, Otis, Pacaso, Trupanion, and Two Chairs. Dan’s five-year work history is as follows:

Pacaso Inc. - Director	June 2021 – Present
Maveron LLC - Co-Founder and Partner	1998 – Present
Allbirds - Member of Board of Directors	2016 – Present
Two Chairs - Member of Board of Directors	January 2018 – Present
Engageli - Member of Board of Directors	April 2021 – Present
Domain Money - Member of Board of Directors	July 2021 – Present
daring - Member of Board of Directors	July 2020 – Present
Trupanion - Member of Board of Directors	2007 – Present

Lara Cumberland, Director. Prior to joining Pacaso, Lara led M&A integration at Meta, formerly Facebook, where she oversaw the integration of all global acquisitions since 2015. She also worked with Meta’s executive team in leading strategic cross-company initiatives to address some of the company’s most complex challenges. Before that, Lara held senior leadership roles overseeing M&A integration for more than 100 acquisitions at premier technology companies including IBM, eBay and PayPal. Lara will start her role as Director in August 2024. Lara’s five-year work history is as follows:

Pacaso Inc. - Director	August 2024 - Present
Pacaso Inc. - Chief Operating Officer	April 2022 – July 2024
The C100 - Board Member	July 2023 – Present
Meta (formerly Facebook) - VP M&A Integration and Cross-Company Initiatives	February 2015 - March 2022

Board Committees

We have established the Strategic Transaction Committee.

Family Relationships

There are no familial relationships between any of our officers and directors.

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Director or Officer Involvement in Certain Legal Proceedings

Our current directors and executive officers have not at any time in the past five (5) years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) and no petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such officers or directors, or any partnership in which they were a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing.

Code of Ethics

We have adopted a Code of Ethics attached hereto as an Exhibit.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers and directors for all services rendered in all capacities to us during the previous fiscal year ended as of December 31, 2025, rounded to the nearest whole dollar.

Executive Summary Compensation Table:

	Capacities in Which Compensation was Received	Cash	Other
Austin Allison	Chief Executive Officer	$102,161	0 RSUs
Spencer Rascoff	Chairman of the Board	$16,042	0 RSUs
David Willbrand	Chief Legal Officer	$375,000	2,750,000 RSUs
Joseph Maehler	Chief Investment Officer	$281,250	2,750,000 RSUs
Daivak Shah	Chief Technology Officer	$375,000	2,250,000 RSUs
Alvaro Cortes	Chief Financial Officer	$350,000	2,250,000 RSUs
Douglas Shankman	Chief Revenue Officer	$178,125	500,000 RSUs
David S. Kallery	President	$150,000	8,000,000 RSUs
Aggregate Compensation		$1,827,578	18,500,000 RSUs

Our non-employee directors do not receive a salary. Two out of five directors are included in this table, as three of the five directors did not receive cash or equity compensation during the previous fiscal year ended as of December 31, 2025.

Equity Compensation Plans

2022 Equity Incentive Plan, as amended

Awards. The Equity Incentive Plan (the “Plan”) provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, RSU awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares. The maximum number of shares of our Class B common stock that may be issued under the Plan is 49,503,843 shares, 6,167,789 of which remain available for issuance as of December 31, 2025. In addition, the number of shares of our Class B common stock reserved for issuance under the Plan will automatically increase on January 1 of each year, beginning on January 1, 2024 and continuing through January 1, 2031, in an amount equal to (1) 1.0% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, or (2) a lesser number of shares determined by our board of directors.

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Shares subject to stock awards granted under the Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under the Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under the Plan. If any shares of our Class B common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under the Plan, our board of directors will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our Class B common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the Plan, our board of directors also generally will have the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator will determine the exercise price for stock options, within the terms and conditions of the Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. Options granted under the Plan will vest at the rate specified in the stock option agreement as will be determined by the administrator.

The administrator will determine the term of stock options granted under the Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Class B common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our Class B common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

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Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class B common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year, under all of our stock plans, may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. RSU awards are granted under restricted stock unit award agreements adopted by the administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class B common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. A stock appreciation right granted under the Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the administrator. Stock appreciation rights may be settled in cash or shares of our Class A common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The administrator will determine the term of stock appreciation rights granted under the Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 12 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The Plan will permit the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our Class B common stock.

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The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The administrator will be permitted to grant other awards based in whole or in part by reference to our Class A common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued upon the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under the Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class B common stock.

Under the Plan, a “corporate transaction” is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Stock awards granted under the Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

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Under the Plan, a “change in control” is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) stockholder approval of a complete dissolution or liquidation; (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the Plan. No stock awards may be granted under the Plan while it is suspended or after it is terminated.

2020 Stock Option Plan, as amended

Awards. The 2020 Stock Option Plan (the “Option Plan”) provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares. The maximum number of shares of our Class B common stock that may be issued under the Option Plan is 16,461,409 shares, 527,987 of which remain available for issuance as of December 31, 2025.

Shares subject to stock awards granted under the Option Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under the Option Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under the Option Plan. If any shares of our Class B common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the Option Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the Option Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under the Option Plan, our board of directors will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our Class B common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the Option Plan, our board of directors also generally will have the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option; (ii) the cancellation of any outstanding option and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator will determine the exercise price for stock options, within the terms and conditions of the Option Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. Options granted under the Plan will vest at the rate specified in the stock option agreement as will be determined by the administrator.

30

The administrator will determine the term of stock options granted under the Option Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Class B common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our Class B common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class B common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the Option Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued upon the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under the Option Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class B common stock.

31

Under the Option Plan, a “corporate transaction” is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Stock awards granted under the Option Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the Option Plan, a “change in control” is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) stockholder approval of a complete dissolution or liquidation; (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the Option Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the Option Plan. No stock awards may be granted under the Option Plan while it is suspended or after it is terminated.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the ownership, as of December 31, 2025, of our common stock by each person known by us to be the beneficial owner of more than 10% of any class of our outstanding voting stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

As of December 31, 2025, there are a total of 1,598,791,096 votes eligible to be cast in any Company vote.

The information presented below, as of December 31, 2025 regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

32

Except as otherwise indicated and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. The address for Spencer Rascoff and Austin Allison is the Company’s address.

Title of Class	Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Vote (on an as-converted basis)
Class A Common Stock and Class B Common Stock	Austin Allison	117,359,191 Class A (2)	3,000,000 RSUs	73.4%
Class A Common Stock, Class B Common Stock and Series B-1 Preferred Stock	Spencer Rascoff	29,364,799 Class A, 1,206,690 Series B-1 (1)	750,000 RSUs	18.4%
Class A and B Common Stock and Series A Preferred Stock	Maveron Equity Partners VII, L.P.	186,550 Class A, 3,597,483 Class B, 20,076,435 Series A Preferred	-	1.4%
Series A Preferred Stock, Series B-2 Preferred Stock, Series C-1 Preferred Stock	GFC/Rocket	14,340,300 Series A, 2,801,100 Series B-2, 1,492,397 Series C-1	-	1.2%
Series C-1 Preferred Stock	SVF II AIV (DE) LLC	13,991,232 Series C-1	-	.9%
Class B Common Stock	David Willbrand	1,875,000 Class B	3,557,378 RSUs	0.0%

Class B Common Stock	Daivak Shah	200,000 Class B	3,556,878 RSUs, 2,725,000 stock options	0.0%
Series C-1 Preferred Stock	Lara Cumberland	16,187 Series C-1	1,085,003 RSUs	0.0%
	Joseph Maehler		832,424 RSUs, 1,561,329 stock options	0.0%
	Dan Levitan		500 RSUs	0.0%
	Malissia Clinton		216,000 RSUs	0.0%
	Alvaro Cortes		3,866,076 RSUs, 133,924 stock options	0.0%
	Douglas Shankman		403,125 RSUs	0.0%
	David Kallery		8,000,000 RSUs	0.0%

(1)	Mr. Rascoff owns 14,364,814 Class A shares in his name personally, 14,999,985 Class A shares as trustee of the Katerina Quinn Rascoff Irrevocable Trust, dated February 19, 2020, Luke Rascoff Irrevocable Trust, dated February 19, 2020, and Sophia Rascoff Irrevocable Trust, dated February 19, 2020 and 1,206,690 Series B-1 shares via 75 & Sunny LP.

(2)	Mr. Allison owns 99,900,000 shares in his name personally and 17,459,191 Shares as trustee of The 2016 Spousal Trust fbo Angela Marie Allison and The 2017 Spousal Trust fbo Gregory Austin Allison.

33

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as described herein (or within the section entitled Executive Compensation of this Annual Report), none of the following parties (each a “Related Party”) has, since January 1, 2024 to the period ended December 31, 2025, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

●	any of our directors or officers;

●	any nominee for election as a director;

●	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

●	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

Related Party Transactions

75 & Sunny LP, an investor in Pacaso Inc., holds either directly or indirectly, shares of Series B-1 Preferred Stock and Series C-1 Preferred Stock.

During the year ended December 31, 2023, the Company’s two co-founders, directly or indirectly, both participated in contributing funds towards the debt raised via SEC Regulation D as discussed earlier. During 2025, the Company’s co-founders extended the term of the agreement for 12 months. The terms of the agreement are at market rates and consistent with all investors that participated in the offering.

The following officers and directors currently own, or have sold, within the last three years, one or more 1/8 shares in a Pacaso home: Dan Levitan, Austin Allison, Spencer Rascoff, Lara Cumberland, and Daivak Shah. Employees and non-employee directors are permitted to purchase co-ownership interests in a Holding SPE formed by the Company and are also permitted to finance their purchases under the same terms and conditions available to all other third parties. When this occurs, the Company waives the markup charged to third-party customers for the Company’s role in facilitating the structure and property acquisition. The Company only waives the markup and does not provide employees or non-employee directors any other discounts associated with the purchase of a co-ownership interest. Additionally, upon a resale of co-ownership interests, the Company may act similar to a listing real estate agent and earn a commission on such sale at typical market rates.

On April 1, 2021, the Company entered into a lease agreement with an entity owned and controlled by the Company’s co-founder and CEO for use of an airplane to be used for business travel. The Company has concluded the terms of the agreement are at market rates and consistent, in form and substance, with those involving executives of other companies and the agreement was approved by the Company’s Board of Directors.

Conflicts of Interest

The following is a list of some of the important areas in which the interests of the Company may conflict with those of its management and/or the Company’s SPEs. The investors must rely on the general fiduciary standards and other duties that may apply to our management to prevent unfairness by any of the aforementioned in a transaction with the Company.

There may be conflicts of interests between the Company, its management and investors. Our officers and directors are officers and/or directors of Pacaso and may serve as management for its SPEs. Such officers and directors may also experience conflicts of interests in the event of a dispute between the Company and an SPE. Investors will have no right to participate in such entities or have any rights to the assets or operations of Pacaso or its SPEs or any other entities owned or managed by our management. To the extent our management is required to spend time on management of such entities, they may not be able to devote full-time to the Company’s operations. Our management will try to balance our interests with their duties to other entities. However, to the extent that such persons take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our investors and the value of our interests.

Certain legal, accounting and other advisors of the Company may also serve as representatives or agents of Pacaso, its SPEs or affiliates. As a result, conflicts of interests could arise and in such cases, such representatives or agents may have to withdraw from representation of the Company if such conflicts cannot be resolved.

The Company does not have any formal policies in place to resolve conflicts of interest.

Item 6. OTHER INFORMATION

None

34

Item 7. FINANCIAL STATEMENTS

PACASO INC. AND SUBSIDIARIES

F-1

INDEPENDENT AUDITOR’S REPORT

To The Board of Directors of Pacaso Inc.

Opinion

We have audited the consolidated financial statements of Pacaso Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche

April 30, 2026

Seattle, WA

F-2

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share amounts)

	December 31,
	2025	2024
ASSETS
Current Assets:
Cash and cash equivalents	$52,237	$27,711
Restricted Cash	14,233	-
Accounts receivable, net	1,819	6,864
Real estate inventory, net	1,559	5,538
Real estate investments, net	22,806	17,121
Other current receivables	2,116	3,359
Prepaid expenses	1,600	1,834
Deferred offering costs	-	541
Other current assets	2,462	2,678
Total current assets	98,832	65,646

Property and equipment, net	209	108

Intangible assets, net	2,855	2,988

Other long-term receivables	37,247	27,656

Other long-term assets	2,921	34

Total assets	$142,064	$96,432

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,850	$1,460
Accrued expenses	2,083	1,411
Deposit liabilities	2,113	1,036
Deferred revenue	23	116
SAFE investments	2,668	2,668
Other current liabilities	4,408	1,727
Deferred insurance proceeds liability	12,008	-
Current portion of debt	22,553	13,163

Total current liabilities	47,706	21,581

Long-term Liabilities:
Long-term debt	23,543	11,480
Other long-term liabilities	-	34

Total long term liabilities	23,543	11,514

Total Liabilities	71,249	33,095

Commitments and Contingencies (Note 13)
STOCKHOLDERS’ EQUITY:
Class A common stock, $0.00001 par value, 150,000,000 shares authorized, issued and outstanding as of December 31, 2025 and 2024	-	-
Class B common stock, $0.00001 par value, 140,000,000 and 120,000,000 shares authorized as of December 31, 2025 and 2024, respectively, and 11,181,705 and 9,667,964 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Class C common stock, $0.00001 par value, 31,508,762 and no shares issued and outstanding as of December 31, 2025 and 2024	-	-
Class D common stock, $0.00001 par value, 28,957,528 shares authorized and 25,932,981 and 3,281,809 shares issued and outstanding as of December 31, 2025 and 2024, respectively	-	-
Series A preferred stock, 48,756,870 shares authorized and 48,563,543 issued and outstanding as of December 31, 2025 and 2024 and liquidation preference of $22,978	16,903	16,903
Series B preferred stock, 19,129,473 shares authorized and 18,779,540 issued and outstanding as of December 31, 2025 and 2024 and liquidation preference of $97,509	77,773	77,773
Series C preferred stock, 31,508,762 shares authorized and 31,448,013 shares issued and outstanding as of December 31, 2025 and 2024 and liquidation preference of $163,281	141,150	141,150
Additional paid in capital	95,711	24,175
Accumulated other comprehensive income (loss)	(462)	117
Retained deficit	(260,260)	(196,781)
Total Stockholders’ Equity	70,815	63,337

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$142,064	$96,432

The accompanying notes are an integral part of these consolidated financial statements.

F-3

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	December 31,
	2025	2024
Revenue:
Real estate sales, net	$30,157	$74,421
Gain on sale of real estate investments	6,954	4,488
Real estate services	52,946	47,651
Total revenue	90,057	126,560

Cost of revenue:
Cost of real estate	27,100	63,778
Cost of real estate services	43,711	41,292
Total cost of revenue	70,811	105,070

Gross Profit	19,246	21,490

Operating Expenses:
Offering advertising	25,480	2,285
Sales and marketing	14,163	15,875
General and administrative	14,904	14,681
Technology and development	7,154	6,037
Operations	5,017	4,868
Holding costs	2,363	3,461
Depreciation	85	117
Total operating expenses	69,166	47,324

Loss from Operations	(49,920)	(25,834)

Interest expense	(9,923)	(6,562)
Interest income	5,049	3,820

Other expense	(8,594)	(2,804)

Loss before income taxes	(63,388)	(31,380)

Income tax expense	91	56

Net loss	$(63,479)	$(31,436)

Basic and diluted net loss attributable to Pacaso Inc. per share	$(0.36)	$(0.20)
Weighted average common shares outstanding:
Basic and diluted	175,060	161,192

The accompanying notes are an integral part of these consolidated financial statements.

F-4

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(amounts in thousands)

	December 31,
	2025	2024

Net loss	$(63,479)	$(31,436)
Other comprehensive net (loss) earnings:
Foreign currency translation adjustment	(579)	1,444
Comprehensive net loss	$(64,058)	$(29,992)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR YEARS ENDED DECEMBER 31, 2025 and 2024

(amounts in thousands, except share data)

	Common Stock					Series A		Series B		Series C
	Class A		Class B		Class D	Preferred Stock		Preferred Stock		Preferred Stock				Accumulated
	Shares	Amount	Shares	Amount	Shares	Shares	Amount	Shares	Amount	Shares	Amount	Accumulated Deficit	Additional Paid-In Capital	Other Comprehensive Income (Loss)	Total Equity

BALANCE — January 1, 2025	150,000,000	$-	9,667,964	$-	3,281,809	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(196,781)	$24,175	$117	$63,337
Exercise of stock options	-	-	687,970	-	-	-	-	-	-	-	-	-	138	-	138
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	702	-	702
Issuance of Class D common stock	-	-	-	-	22,651,172	-	-	-	-	-	-	-	66,806	-	66,806
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(4,647)	-	(4,647)
Shares issued under equity plan	-	-	825,771	-	-	-	-	-	-	-	-	-	2,060	-	2,060
Warrant for Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-	6,477	-	6,477
Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	(579)	(579)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(63,479)	-	-	(63,479)
BALANCE — December 31, 2025	150,000,000	$-	11,181,705	$-	25,932,981	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(260,260)	$95,711	$(462)	$70,815

	Common Stock					Series A		Series B		Series C
	Class A		Class B		Class D	Preferred Stock		Preferred Stock		Preferred Stock				Accumulated
	Shares	Amount	Shares	Amount	Shares	Shares	Amount	Shares	Amount	Shares	Amount	Accumulated Deficit	Additional Paid-In Capital	Other Comprehensive Income (Loss)	Total Equity

BALANCE — January 1, 2024	150,000,000	$-	8,724,444	$-	-	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(165,345)	$15,315	$(1,327)	$84,469
Exercise of stock options	-	-	943,520	-	-	-	-	-	-	-	-	-	140	-	140
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	1,104	-	1,104
Issuance of Class D common stock	-	-	-	-	3,281,809	-	-	-	-	-	-	-	7,928	-	7,928
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(312)	-	(312)
Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	1,444	1,444
Net loss	-	-	-	-	-	-	-	-	-	-	-	(31,436)	-	-	(31,436)
BALANCE — December 31, 2024	150,000,000	$-	9,667,964	$-	3,281,809	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(196,781)	$24,175	$117	$63,337

F-6

PACASO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(63,479)	$(31,436)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,215	2,902
Loss of disposal of property and equipment	1	2
Share-based compensation	702	1,104
Loss on dissolution of foreign subsidiaries	-	2,804
Write-off of receivables from holding SPE’s	-	1,062
Write-off of customer receivable	40	-
Non-cash impairment of real estate inventory and real estate investments	730	585
Amortization of debt issuance costs	1,037	362
Non-cash issuance of Class B common stock warrants	6,477	-
Non-cash issuance of Class B common stock	2,060	-
Non-cash issuance of Class D common stock	-	203
Unrealized foreign currency transaction gains	(586)	(808)
Change in assets and liabilities, net of effect from foreign currency:
Real estate inventory, net	3,601	39,260
Real estate investments, net	(15,181)	(52,312)
Other receivables	1,060	(115)
Accounts receivable	5,045	319
Customer receivables	13,515	1,588
Prepaid expenses and other current assets	186	909
Accounts payable	395	653
Accrued expenses	(75)	479
Deposit liabilities	1,077	557
Deferred revenue	(92)	(5,498)
Other assets and liabilities	2,488	4,652
Net cash used in operating activities	(38,784)	(32,728)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized technology development	(1,997)	(1,964)
Purchases of property and equipment	(187)	(122)
Payments to acquire customer financing receivables	(27,808)	-
Proceeds from customer financing receivables	4,646	-
Proceeds from sale of property and equipment	-	4
Net cash used in investing activities	(25,346)	(2,082)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt, net of issuance costs	74,070	62,968
Repayment of debt	(44,086)	(44,377)
Proceeds from sale of Class D common stock, net	62,524	5,334
Deferred insurance proceeds liability	13,011	-
Deferred insurance proceeds repayment	(734)	-
Deferred debt issuance cost	(2,036)	-
Deferred offering costs	-	(541)
Proceeds from exercised options	138	140

Net cash provided by financing activities	102,887	23,524
Effect of foreign currency exchange rate changes on cash	2	(631)
NET CHANGE IN CASH AND CASH EQUIVALENTS	38,759	(11,917)

CASH, CASH EQUIVALENTS and RESTRICTED CASH:
Beginning of period	27,711	39,628

End of period	$66,470	$27,711
Supplemental cash flow information:
Cash paid during the period for:
Interest	$9,117	$6,429
Income taxes	$91	$56
Significant non-cash transactions:
Non-cash assignment of debt to Holding SPEs	$12,615	$38,790
Issuance of Class B common stock warrants	$6,477	$-
Non-cash issuance of Class B common stock	$2,060	$-
Accrued debt issuance cost	$750	$-
Other receivable from sale of Class D common stock	$-	$1,578
Non-cash issuance of Class D common stock	$175	$704

The accompanying notes are an integral part of these consolidated financial statements.

F-7

PACASO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(amounts in thousands, except share and per share data, or as noted)

1.	ORGANIZATION AND DESCRIPTION OF OPERATIONS

Pacaso Inc., a Delaware corporation (“Pacaso” or the “Company”) was incorporated in January 2020. The Company facilitates buying, owning, and selling of co-ownership interests in second homes. The Company offers integrated financing, upscale interior design, professional property management, and proprietary technology to make scheduling stays simple. After purchase, the Company manages the home on an ongoing basis and supports the resale process in partnership with licensed real estate professionals. The Company has operations within the United States, Europe, and Mexico.

The Company conducts its primary business of acquiring and selling co-ownership interests in single family homes in destination communities through establishment of special purpose holding entities, in the form of limited liability companies (“Holding SPEs”). The Company, through a wholly-owned subsidiary, is the “Non-member Manager” of the Holding SPEs or the owner representative responsible for appointing the program manager. Pacaso is further appointed as the initial “Program Manager” for the management, maintenance, and operation of the homes. The Company sells co-ownership interests in the Holding SPEs to third-party owners (“Members”). Each Holding SPE holds one asset, typically a single-family residential home, and the Company structures the Holding SPE to have up to eight interests that can be sold individually. Generally, Members may own one-eighth and up to four-eighths of an individual Holding SPE.

The Company is responsible for forming and establishing each Holding SPE, at which time it typically is the sole economic owner, or membership interest holder, of the Holding SPE and its Non-member Manager. The Holding SPE will contract with a selling real estate holder to acquire a specific property, while also arranging for debt financing to be drawn upon by the Holding SPE or the Company to pay for the balance of funds due to purchase the property at transaction closing. The Company’s initial economic interest placed in a specific property prior to closing is dependent upon the number of Members identified by the time of home closing. The Holding SPE debt is collateralized by the underlying property deed for each property. The Company has agreed with Holding SPE lenders to guarantee repayment of any of the Holding SPEs debt related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders.

As the Company sells membership interests, new third-party Members either pay cash in full for their interests or may choose to finance up to 70% of their purchase price directly with the Holding SPE or the Company. The Company sells Holding SPE membership interests based on a fractional allocation of the price to acquire the property and certain costs to procure furnishings for the homes plus a markup paid to the Company for its role in facilitating the structure and property acquisition.

As a property is acquired, the Holding SPE enters into an agreement with a wholly-owned subsidiary of the Company, as the Program Manager, to manage the ongoing operations of the Holding SPE through providing various services, inclusive of Holding SPE management services, administrative services, technology services (such as providing for the use of the Company’s proprietary booking and stays technology), property management services, and financial services. As the Holding SPE sells membership interests, each new third-party Member signs the Holding SPE operating agreement. The Company receives a fixed monthly fee from each of the Members for providing services to the Holding SPE. All actual operating costs and capital expenditures of the Holding SPE are passed on directly to Holding SPE Members for payment. If a property has closed, but is not yet fully subscribed, the Company is responsible for making its share of operating and capital cost payments based on its pro-rata level of retained Holding SPE ownership interest during the period. This can be inclusive of any debt service costs, as well as property maintenance costs. These costs represent the Company’s equity earnings or losses associated with its equity method investments and such costs are recorded within holding costs and interest expense on the Consolidated Statement of Operations. The amount included in holding costs for the years ended December 31, 2025 and 2024 were $2,363 and $3,461, respectively.

Members can remarket their Holding SPE membership interests at a price of their determination, without influence from other third-party owners or the Company. Existing Holding SPE Members are granted a right of first offer if a Member wishes to sell their Holding SPE interest, but existing Members are not compelled to accept these offers. In scenarios whereby an existing Member wishes to sell its interest, the Company may act similar to a listing real estate agent and earn a commission on such sale.

During 2022, the Company decided to wind down its operations in Spain. As a result of the Spain dissolution, during 2024 when the liquidation was complete, the Company recorded a realized loss of $4,053 on the settlement of remaining intercompany balances denominated in non-functional foreign currencies, offset by a foreign currency translation gain reclassification of $1,249 from accumulated other comprehensive income (loss) in accordance with ASC 830, Foreign Currency Matters, which is included in other expense.

Certain Significant Risks and Business Uncertainties—The Company is subject to the risks and challenges associated with companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from substitute products and services, and larger companies with greater financial, technical management, and marketing resources. Further, during the period required to achieve and sustain substantially higher revenues in order to become profitable, the Company may require additional funds that may not be readily available or may not be on terms that are acceptable to the Company.

F-8

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that any of the following factors could have a significant negative effect on the Company’s future financial position, results of operations, and cash flows: rates of revenue growth, the stability of the real estate market, impact of interest rate changes, concentration of financing optionality if current lenders cease to provide financing, local regulations prohibiting the Company from doing business, unanticipated fluctuations in operating results due to economic or political factors that are outside the Company’s control, including potential increased tariffs, intense competition, failure to attract and retain key personnel, failure to protect intellectual property, and inability to manage growth.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements include Pacaso Inc., its wholly owned subsidiaries, as well as the Holding SPEs in which the Company directly or indirectly has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on the Company’s consolidated financial condition, results of operations or changes in stockholders’ equity.

In the consolidated cash flows, $1,588 was reclassified from other receivables to customer receivables for the year ended December 31, 2024. The net cash used in the operating activities for both periods presented did not change as a result of the reclassifications.

In the consolidated statement of operations, $2,285 of Regulation A advertising expenses were reclassified from Sales and marketing to Offering advertising for the year ended December 31, 2024. Total operating expenses for both periods presented did not change as a result of this reclassification.

Principles of Consolidation—When evaluating an entity for consolidation, the Company first determines whether an entity is a variable interest entity (“VIE”). If the entity is deemed to be a VIE, the Company determines whether it would be the entity’s primary beneficiary and consolidates those VIEs for which the Company would be the primary beneficiary. The Company will also consolidate an entity not deemed a VIE upon determination that the Company has a controlling financial interest. See below for further discussion on the Company’s accounting for Holding SPEs used to acquire and sell co-ownership interests.

Use of Estimates—The Company prepared the Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the Consolidated Financial Statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates its estimates, including, but not limited to, those related to the net realizable value of real estate inventory and real estate investments, useful lives of long-lived assets and intangible assets, capitalized software development, valuation of common stock, warrants, share-based compensation, and income taxes. The amounts ultimately realized from the affected assets or ultimately recognized as liabilities will depend on, among other factors, general business conditions and could differ materially in the near term from the carrying amounts reflected in the Consolidated Financial Statements. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Foreign Currency Translation—The financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average rates for operating results. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders’ equity and included in net earnings only upon sale or liquidation of the underlying foreign subsidiary. When a transaction is denominated in a currency other than the subsidiary’s functional currency, the Company recognizes a transaction gain or loss in general and administrative expense within the Consolidated Statements of Operations when the transaction is settled.

F-9

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company generally places cash and cash equivalents and investments with high-credit-quality counterparties to ensure the financial institutions are stable when the Company’s deposits exceed Federal Deposit Insurance Company limits. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits.

Consolidation and Real Estate Investment Accounting — Co-ownership—Prior to fiscal year 2023, the Holding SPE’s operating agreement typically provided that all activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance are controlled by non-Pacaso members upon the sale of a single share in an individual Holding SPE. The Company was no longer the primary beneficiary of the Holding SPEs upon the sale of the first membership interest, or group of membership interests, in an individual Holding SPE as the Company no longer had the power to direct the activities of the Holding SPE that most significantly impact the Holding SPE’s economic performance. As a result, the Company deconsolidated the Holding SPE upon the first closing of a membership interest in an individual Holding SPE.

During the year ended December 31, 2023, the Holding SPE’s operating agreement was amended and the Company has the power to direct the activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance until five of eight membership interests in an individual Holding SPE are sold, thus the Company does not deconsolidate until the fifth membership interest are sold in these circumstances.

In the last quarter of fiscal year 2024, the Holding SPE’s operating agreement was updated and typically provided that all activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance are controlled by non-Pacaso members upon the sale of a single share in an individual Holding SPE, thus the Company deconsolidates after the first sale of the membership interest. The operating agreement is typically not amended after a Holding SPE is created, thus the accounting treatment applied is on a SPE by SPE basis depending on the specific language in each.

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. Any amounts received from Members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance on a net basis. Non-refundable cash proceeds received from third-party customers prior to the Company closing on the acquisition of a home are reflected as deferred revenue on the Company’s Consolidated Balance Sheet. Refundable deposits received from third-party customers are classified as deposit liabilities on the Company’s Consolidated Balance Sheet.

The deferred revenue balance as of December 31, 2025 and 2024 was $23 and $116, respectively, and consists primarily of cash payments received for Holding SPEs that are not deconsolidated, as well as cash payments received in advance of satisfying performance obligations. Revenue recognized for the year ended December 31, 2025 related to amounts recorded as deferred revenue as of December 31, 2024 was $116.

All operating costs of consolidated Holding SPEs are shared between the Company and the Members based on a pro-rata ownership interest.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents are valued at cost, which approximates their fair value.

F-10

Restricted Cash—Restricted cash as of December 31, 2025 of $14,233 is comprised of $12,276 of insurance proceeds recorded as a deferred insurance proceeds liability on our Balance Sheet discussed below, as well as $1,957 of cash in an interest reserve account in conjunction with our revolving credit facility entered into during February 2025. The insurance proceeds are specifically related to an insurance claim to rebuild four single family homes and remediate one other home in Malibu, California that were destroyed or damaged by fire during January 2025 and cannot be used for any general corporate purposes. The interest reserve cash usage cannot be directed solely by the Company and is part of the financial covenant certification in connection with our revolving credit facility.

Accounts and Other Receivable and Other Long Term Receivable and Reserves for Credit Losses—Accounts and Other long term receivables are stated at amounts due from customers, net of reserves for credit losses. Reserves for credit losses is a best estimate of credit losses within the Company’s accounts receivable portfolio. The Company estimates its reserves for credit losses by considering a number of factors, including the length of time accounts receivable are past due, previous loss history, the Company’s judgment as to the specific customer’s current ability to pay its obligation and the condition of the general economy. Account balances are charged against the reserves when they become uncollectible after the Company has exhausted all means of collection. At December 31, 2025 and 2024, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible.

As discussed above, as the Holding SPE sells membership interests, new third-party Members either pay cash in full for their interests or choose to finance up to 70% of their purchase price directly with the Holding SPE. As of December 31, 2025 and 2024, the Company’s accounts receivable was comprised primarily of balances due from new third-party members where an installment agreement was executed with terms less than 12 months. Any amounts due under installment agreements that have payments due over 12 months as of the balance sheet date are recorded as Other long term receivables on our consolidated balance sheet. While the payment terms over 12 months are classified as long term receivables, there is a possibility that the Company either obtains additional debt at the Holding SPE which could reduce this long term receivable or principal paydowns from third-party Members that financed their purchase.

Deferred Offering Costs—Offering costs associated with our Regulation A offering are capitalized on our consolidated balance sheet and charged to additional paid-in capital pro-rata as funds are raised and are all charged to additional paid-in capital upon the completion of the offering in September 2025. During the year ended December 31, 2025, the Company capitalized $192 of Regulation A offering cost and amortized $732 to paid-in capital. Total offering cost charged to paid-in capital during the year ended December 31, 2025 for was $4.6 million, which includes $3.9 million in processing fees and amortization of $732. As of December 31, 2024, deferred offering costs from our Regulation A offering on our consolidated balance sheet was $541, which included capitalized offering cost of $634, net of $93 amortized cost to paid-in capital. Total offering cost charged to paid-in capital as of December 31, 2024 is $312, which includes amortization of $93 and $219 in processing fees.

Other Long-Term Assets—Other long-term assets as of December 31, 2025 consist of deferred financing cost in connection with the revolving credit facility entered into during February 2025 and the master repurchase credit facility entered into during August 2025, see footnote 8 - Financing arrangements. Deferred financing costs are capitalized and amortized to interest expense over the term of the facility using the straight-line method. The Company presents these costs as an asset rather than a reduction of the debt liability. Other long-term assets as of December 31, 2024 consist of a single lease discussed further in footnote 15.

Deferred Insurance Proceeds Liability—During January 2025, the Company was impacted by the fires in Malibu, California and surrounding areas. In total, four homes were a complete loss, three of which the Company retained no ownership interest and is assisting with the impact of such as property managers only. The fourth home lost, the Company retained a 12.5% ownership interest, which had a net asset value of $784, which is net of $15 in associated debt obligations, and was included in real estate investments, net on the Company’s Consolidated Balance Sheet as of December 31, 2024.

F-11

During the year ended December 31, 2025, the Company received a total of $13,011 in insurance proceeds related to the Malibu fire claims. During the year ended December 31, 2025, $734 was disbursed related to the Malibu file recovery efforts, leaving $12,276 on the Company’s Consolidated Balance sheet as of December 31, 2025 reflected as restricted cash. The Company also has a current liability on the Consolidated Balance sheet of $12,008 as all proceeds will be utilized towards recovery, which is net of an insurance recovery settlement of $268.

Property and Equipment—Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2025 and 2024, property and equipment consisted of computer and office equipment with an estimated useful life of 3 years.

Website and Software Development Costs—The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, direct and incremental internal and external costs relating to upgrades or enhancements, and deemed by the Company to be significant, are capitalized and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the websites (or software) that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Estimated useful lives of website and software development activities are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades or enhancements to the existing functionality.

Capitalized software development costs principally relate to the development of the Company’s mobile applications, including the Company’s SmartStay booking technology, as well as website development and internal process automation. Total capitalized software development costs were $1,997 and $1,964 for the years ended December 31, 2025 and 2024, respectively, and are included in intangible assets, net within the Company’s Consolidated Balance Sheets and are amortized over an estimated useful life of 3 years. Amortization expense of capitalized software development costs was $2,130 and $2,785 for the years ended December 31, 2025 and 2024, respectively.

Revenue Recognition

Real estate sales—The Company generates real estate sales revenue from the sale of partial membership interests in single family real estate and the revenue is recorded net of any discounts, or concessions, that may be granted.

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company’s revenue recognition policies are first impacted by its ability to deconsolidate Holding SPE entities from its balance sheet. Once a Holding SPE has met the criteria for deconsolidation, the Company then evaluates the appropriate recognition of revenue and cost for membership interest sales, or in the case of a whole home sale, for the entirety of the home. Real estate sales revenue is recognized on the Holding SPE membership interest sale if a transfer of control over the interest is deemed to have occurred, which is defined as the point in time when a binding contract has been executed, the underlying Holding SPE share has been provided to a Member who obtains the right to use the home, any rescission or right-of-return periods have expired, and the transaction price has been fully paid or deemed to be collectible. Any amounts received prior to when transfer of control is deemed to have occurred, or prior to deconsolidation, are recorded as deferred revenue within the Company’s Consolidated Balance Sheets.

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company deconsolidates the Holding SPE upon the first closing, or the fifth closing for Holding SPEs depending on which operating agreement was applicable. The first or fifth closing could be associated with the sale of one or multiple membership interests up to and including all eight membership interests. Real estate sales revenue is recognized for all membership interests sold upon the first or fifth closing. Deconsolidation of the Holding SPE occurs after the first closing or fifth closing, at which point the Holding SPE is classified as an equity method investment on the Company’s Consolidated Balance Sheet.

F-12

Real estate sales revenue also included sales of subsequent replacements of furnishings to the Holding SPEs. In addition, real estate sales revenue includes sales of whole homes whereby the Company has purchased a home, but found a single buyer for the home as opposed to multiple buyers. In these circumstances revenue is recorded when transfer of control over the home occurs, similar to the criteria for recognizing membership interest sales.

Gains on real estate investment sales—All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted. The Company records gains on sales when the criteria for sale recognition have been achieved, which are largely consistent with criteria evaluated for real estate sales. Membership interests are sold without recourse to investors, and Members are able to pledge or exchange their membership interests received. The Company also does not hold any repurchase rights associated with membership interests sold which would prohibit gain recognition as other criteria for sale recognition have been achieved. During the year ended December 31, 2022, there were limited circumstances in which the Company could not transfer ownership for sold membership interests due to certain provisions in the legal agreements which prohibited gain recognition. The Company recorded the impact of these as failed sales, with cash received from customers recorded as long-term debt. As of December 31, 2024, there was $430 included in current debt on the consolidated balance sheet, and is included in the Holding SPE lines of credit shown below in Note 7. During the year ended December 31, 2025, the criteria for sale recognition was met and these sales were treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations.

Real estate services—Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, fees related to Members who finance, and commissions earned. Real Estate services also includes fees related to a program called Pacaso NOW where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest. The Pacaso NOW fees are recognized in Real estate services revenue ratably over the term of the agreement.

The Company provides services under the Holding SPE management agreement, which includes certain services associated with managing the Holding SPEs (“Program Management Services”) as well as services associated with day-to-day management of homes (“Property Management”). Program Management services include Holding SPE administrative services, technology services (inclusive of providing for the use of the Company’s proprietary booking and stays technology), financial and accounting services, and oversight of any property management functions. Property Management Services are associated with the Company’s role as the property manager for each Holding SPE, responsible for day-to-day management of the property, including housekeeping and maintenance. The Company may decide to separately engage third-party subcontractors to fulfill its Property Management obligations.

The Company is paid a fixed monthly payment by Holding SPE members for the Program Management Services. The Company’s management agreements are currently for an initial five-year term, and are renewed automatically on an annual basis thereafter unless a supermajority of Holding SPE Members choose to replace the Company in the Non-Member managing role. Program Management fees are recognized as revenue on a monthly basis as services are performed.

All Property Management Services are charged to Members based on comparable market rates that an unaffiliated third-party would charge. In cases where local property managers are hired, the fee is approved by the Company in its role as program manager, and the services and managers are overseen by the Company. The Company, in its role as program manager is entitled to consideration for reimbursement of operating costs incurred on behalf of the Holding SPE Members in providing Property Management Services (“reimbursable revenue”). These reimbursable revenues include services such as property maintenance and cleaning. Program Management Services and Property Management Services are each evaluated as a single performance obligation and revenue is recognized when the services are performed and are recorded as a component of real estate services revenue on the Consolidated Statements of Operations. Reimbursable revenue within real estate services revenue as of December 31, 2025 and 2024 was $38,686 and $35,368, respectively, with the same amounts recorded in each period in cost of real estate services.

F-13

Real estate services revenue also includes services provided by the Company to facilitate Member loan origination activities when a Member elects to finance a portion of their ownership interest directly with the Holding SPE. The Company typically charges a 1% - 1.5% service fee based on the amount financed and these fees are collected upon the closing of the sale of the membership interest.

The Company also, at times, derives revenue from facilitating ownership transfer or paydown transactions on behalf of property owners who wish to convert an existing second home into a Pacaso home. In these instances, the Company may act as an agent of a paydown seller who places a property into a Holding SPE while the Company provides services as a facilitator of the sale of ownership interests to unrelated third-party Members. The Company records net revenue, as a component of real estate services sales revenue, for commissions earned in facilitating paydown transactions based on the fixed markup charged to new Holding SPE Members for their purchase transaction. Revenue is recorded as the Company sells individual Holding SPE interests to third-party owners and its performance obligations as an agent are complete. The Company may also earn a commission when an existing Member wishes to sell its interest and the Company acts as a listing real estate agent and earns a commission on such sale.

The Company enters into Holding SPE share agreements at the same time as it signs its initial management agreement. These collective agreements govern the performance of services for two distinct performance obligations: (1) the sale of Holding SPE membership interests, and (2) the performance of managed services (program management services or property management discussed further below). While the Company’s pricing is consistent from arrangement to arrangement the Company evaluates the price charged to customers to ensure the relative amounts allocated to each performance obligation are commensurate with the fair value of such elements on a stand-alone basis.

Real Estate Inventory, Net—For homes where a share has not yet been sold or the Holding SPE is unable to be deconsolidated, and the Company owns 100% of the Holding SPE, the Holding SPE real estate inventory represents the value of real estate purchased by the Company’s consolidated Holding SPEs. Direct home acquisition, furnishings, and improvement costs are capitalized and tracked directly with each specific property. The Company’s property inventory cost represents the final third-party purchase price paid by the Holding SPE, inclusive of customary closing costs, to acquire and furnish the home, less any buyers credits received at the time of closing. Homes are stated in inventory at cost and are evaluated for realizability. Real estate inventory, net includes a valuation adjustment to record real estate inventory at the lower of cost or net realizable value. The Company applies the specific identification method whereby each home constitutes a unit of account. If the carrying amount or basis of inventory is not expected to be recovered, an inventory valuation adjustment is recorded to cost of revenue and the related assets are adjusted to their net realizable value. For homes under sales contract, the net realizable value is the contract price less expected selling costs. For homes that are not under sales contract, net realizable value is management’s internally developed projected sales price less expected selling costs. The determination of net realizable value for homes not under sales contract requires management to make significant estimates related to projected sale prices. Changes in these estimates could have a significant impact on the net realizable value and a significant change in net realizable value could cause a significant valuation adjustment. During the year ended December 31, 2025 and December 31, 2024 the Company recorded a write-down against real estate inventory, net and corresponding expense to cost of real estate, of $265 and $158, respectively, where the carrying amount or basis is not expected to be recovered.

Cost of Real Estate and Real Estate Services—Upon deconsolidation of Holding SPEs, the Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs for first share sale transactions. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

F-14

Holding SPE Lines of Credit—Member purchases of homes through Holding SPEs are partially funded with recourse financing through lending arrangements and lines of credit obtained from third-party lenders. The amount of debt financing may vary for each property, but terms allow for the Holding SPEs to borrow up to a maximum amount, on a revolving basis. Each line of credit is unique for each Holding SPE, but typically the facilities have a 10-year term, with interest-only payment terms that place principal repayment in full at the end of the term. The lines of credit are securitized by the underlying properties owned by each Holding SPE, with the Company also providing a guarantee of each Holding SPEs obligation to the lender through a separate agreement directly with the lender. Lines of credit associated with wholly-owned Holding SPEs are recorded within current portion of debt on the Company’s Consolidated Balance Sheet. See Note 8 for further details. Lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See note 3 for further details.

Each Holding SPE Member can choose to finance a portion of their ownership interest directly with the Holding SPE~~.~~ Members are capped at 70 percent financing of their interest. All cash equity placed into a Holding SPE after a home has been purchased, and initial credit facilities have been drawn, is immediately used by the Holding SPE to paydown a portion of the outstanding borrowings. As each Holding SPE Member makes monthly payments to the Holding SPE to satisfy its individual loan from the Holding SPE, these payments are in turn utilized to make payments to the bank on revolving credit facilities.

If any underlying Holding SPE Member is delinquent on making their loan payments to the Holding SPE, the Company is obligated, under the terms of the Holding SPE operating agreement, to make all interim payments on behalf of the Holding SPE to keep its payment standing current with the lender. After a period of delinquency, if the Member has not brought their account current, the Company, on behalf of the Holding SPE, may repossess ownership of the delinquent borrower’s Holding SPE membership interest, and remarket the share for third-party sale at a price determined by the Company. Any proceeds received from such sales are first utilized to settle all outstanding Member loans with the Holding SPE, which in turn pays down a corresponding amount with the lender. Any remaining proceeds then go to the Company to reimburse for any interim payments made to the lender between the time of delinquency and the time of membership interest resale. Finally, and only after each of the above steps has occurred, would the defaulted Member receive any remaining proceeds.

As previously noted, the Company continues to maintain a guarantee to the lender associated with the Holding SPE credit facilities. These guarantees effectively provide that in situations in which an outstanding Holding SPE Member is unable to make payments to satisfy its obligations with the Holding SPE, and after the Member’s share has been sold with the Company being reimbursed for any payments made on behalf of the Holding SPE after the period of delinquency, that the Company would be ultimately liable for any shortfalls to the lender. As of December 31, 2025 and 2024, the total principal outstanding subject to the Company’s guarantee to the lender was $318,172 and $333,697, respectively.

These guarantees are recorded at fair value at the time of revenue recognition. As of December 31, 2025 and 2024, the value of such guarantees is immaterial.

General and Administrative—General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees. These costs are expensed as incurred.

Offering Advertising—Offering advertising costs consist primarily of expenses related to advertising spend in support of our Regulation A offering. These costs are expensed as incurred.

Sales and Marketing—Sales and marketing costs consists of personnel-related expenses, including share-based compensation, home staging, commissions paid to third-party real estate brokers and expenses related to sales and marketing. Advertising costs totaled $3,268 and $7,074, for the years ended December 31, 2025 and 2024, respectively. These costs are expensed as incurred.

F-15

Technology and Development—Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs. These costs are expensed as incurred.

Operations—Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding Costs—Holding costs includes equity method earnings from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital cost. These costs are expensed as incurred.

Income Taxes—Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or that future deductibility is uncertain.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred.

The Company does not release income tax effects from accumulated other comprehensive income (loss) until the underlying asset or liability to which the income tax relates has been derecognized from the balance sheet or otherwise terminated.

Loss per share—Basic loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect, if any. See Note 11 to our Consolidated Financial Statements - “Net Loss Per Share” for further discussion.

Segments—Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates its business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 17: Business Segments for more information related to our segments.

Share-Based Compensation—The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation—Stock Compensation, which requires compensation expense to be measured based on the grant-date fair value of the share-based awards. The compensation expense recognized for each share-based award, based on the grant-date fair value, is recognized ratably on a straight-line basis over the requisite service period except for performance-based awards which are recognized over the requisite service period if it is probable that the performance conditions will be satisfied. As permitted by ASC 718, the Company accounts for forfeitures as they occur.

Recently Issued Accounting Standards

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Update (“ASU”) 2023-09, which is an update to standardize income tax disclosures that primarily relates to the presentation of the effective tax rate reconciliation and income taxes paid information in the footnote disclosures. The Company adopted the guidance prospectively effective December 31, 2025 (refer to Note 12 Income Taxes).

F-16

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, which is an update to improve the disclosures about an entity’s expenses, for both annual and interim periods in a tabular format in the footnotes to the financial statements including disaggregated information about specific categories underlying certain income statement expense line items. The update is effective for public companies on a prospective basis, with the option for retrospective application in fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company does not expect the adoption of the new guidance to have a material impact on its consolidated financial statements other than expanded footnote disclosures.

In September 2025, the FASB issued ASU 2025-06 (Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software), which modernizes the guidance for internal-use software costs to better align with current software development practices, including agile methodologies. The ASU replaces the existing project-stage model with a principles-based framework, requiring capitalization once management has authorized and committed to funding the project and it is probable the software will be completed and used as intended. The ASU also incorporates website development cost guidance from ASC 350-50 into ASC 350-40. The new standard is effective for all entities for annual periods beginning after December 15, 2027, including interim periods within those annual reporting periods. Early adoption is permitted at the beginning of an annual reporting period. ASU 2025-06 may be applied on a prospective, modified prospective, or retrospective basis. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

In November 2025, the FASB issued ASU 2025-07 (Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract), which makes two sets of amendments designed to reduce complexity and diversity in practice. The ASU expands an existing scope exception to exclude certain contracts whose variables are tied to the operations or activities of one of the contracting parties from derivative accounting, and clarifies that ASC 606 governs the accounting for share-based noncash consideration received from a customer until the entity’s right to receive or retain such consideration becomes unconditional. The new standard is effective for all entities for annual reporting periods beginning after December 15, 2026, including interim periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

In December 2025, the FASB issued ASU 2025-11 (Interim Reporting (Topic 270): Narrow-Scope Improvements), which is intended to improve the navigability of the interim reporting guidance in ASC 270 and clarify when it applies. The ASU specifies the form and content of interim financial statements, incorporates a comprehensive list of required interim disclosures, and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new standard is effective for all entities other than public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted, and ASU 2025-11 may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

3.	REAL ESTATE INVESTMENTS, NET

As discussed in Note 2, the Company has non-controlling equity investments in unconsolidated Holding SPEs and the Company’s accounting policy for these investments is further discussed in Note 2. As of December 31, 2025 and 2024, the Company had 31 and 35 equity method investments, respectively, with ownership percentages ranging from 12.5%, representing 1 membership interest, to 87.5%, representing 7 membership interests.

F-17

The following table summarizes the aggregated carrying value of the Company’s equity method investments in Holding SPEs:

	As of December 31, 2025	As of December 31, 2024
(amounts in thousands)
Real estate investments	$56,001	$53,818
Holding SPE lines of credit	33,195	36,697
Real estate investments, net	$22,806	$17,121

The Company evaluates on a quarterly basis whether its investments accounted for using the equity method have an other than temporary impairment (“OTTI”). An OTTI occurs when the estimated fair value of an investment is below carrying value and the difference is determined to not be recoverable. This evaluation requires significant judgement regarding, but not limited to, the severity and duration of the impairment, the ability and intent to hold the investment until recovery, and other factors. As of December 31, 2025, the Company recorded an impairment against real estate investments, net of $734 and corresponding expense to gain on sale of real estate investments of $466 and other expenses of $268 where the estimated fair value is not expected to be recovered. Additionally, during the year ended December 31, 2025, the Company offset the $268 impairment fully by an insurance recovery asset booked to other income and is included in Deferred insurance proceeds liability on our Consolidated Balance Sheet as of December 31, 2025 as full recovery was received. As of December 31, 2024, the Company recorded an impairment against real estate investments, net and corresponding expense to gain on sale of real estate investments of $427 where the estimated fair value is not expected to be recovered.

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following tables show our disaggregated revenues by product and segment from contracts with customers. We operate our business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 17: Business Segments for more information related to our segments.

	Year ended December 31,
(amounts in thousands)	2025	2024
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$25,741	$67,441
Whole home sales	3,800	6,750
Gain on real estate investment sales	6,954	4,488
Resales and other	5,017	4,911
Financing fee sales	493	661
Total Co-ownership real estate and financing segment revenues	$42,205	$84,251

	Year ended December 31,
	2025	2024
PROPERTY OPERATIONS:
Property management	$8,817	$6,192
Other services	549	749
Total Property operations segment revenues	$9,366	$6,941

Receivables from Contracts with Customers, Contract Assets, and Contract Liabilities

Our accounts receivable that relates to contracts with customers include amounts associated with our contractual right to consideration for completed performance obligations and are settled when the cash is received. The amounts from our contracts with customers included in Accounts Receivable, net as of December 31, 2025 and 2024 were $1,148 and $6,251, respectively. At December 31, 2025 and 2024, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible. Contract liabilities include payments received or due in advance of satisfying our performance obligations. Such contract liabilities include funds received prior to the Company closing on the acquisition of a home and prior to the deconsolidation of the Holding SPE. Contract assets were not material as of December 31, 2025 and 2024.

F-18

The following table presents contract liabilities reflected as deferred revenue on the consolidated balance sheet, which also represents our remaining performance obligations. We expect to recognize the revenue and related cost of revenue or gain from sale of real estate investments upon deconsolidation or satisfaction of remaining performance obligations within the next 12 months as of December 31, 2025.

Category	Balance Sheet Location	December 31, 2025	December 31, 2024

Contract liabilities	Deferred revenue	$23	$116

5.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon information available in the circumstances. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels:

Level I:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level II:	Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

Level III:	Inputs are unobservable for the assets or liability and are supported by little or no market activity, requiring the Company to develop its own assumptions.

The fair value of these financial instruments approximates their recorded values due to their short period of time to maturity. The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$4,307	$-	$-	$4,307
Money market	44,229	-	-	44,229
Total	$48,536	$-	$-	$48,536

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$3,666	$-	$-	$3,666
Money market	17,333	-	-	17,333
Total	$20,999	$-	$-	$20,999

F-19

6.	INTANGIBLE ASSETS, NET

A summary of intangible assets is as follows:

	As of December 31,
	2025	2024

Website and software development costs	$12,481	$10,484
Accumulated amortization	(9,626)	(7,496)
Intangible assets, net	$2,855	$2,988

The estimated amortization expense of intangible assets for the next five years is as follows:

2026	$1,580
2027	960
2028	315
2029	-
2030	-

Amortization expense amounted to $2,130 and $2,785 for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025 amortization expense of $1,229, $490, $341, $23, and $47 was included in cost of real estate services, technology and development, general and administrative, operations, and sales and marketing, respectively, in our Consolidated Statement of Operations. During the year ended December 31, 2024 amortization expense of $2,205, $19, $328, $223 and $10 was included in cost of real estate services, sales and marketing, general and administrative, technology and development and operations, respectively, in our Consolidated Statement of Operations. There were no impairment charges incurred during the years ending December 31, 2025 and 2024.

7.	OTHER LONG-TERM RECEIVABLES

As of December 31, 2025, other long-term receivables include $3,974 due from third-party Members that are related to equity method investments on our Consolidated Balance Sheet. A summary of other long-term receivables is as follows:

(amount in thousands)	December 31, 2025	December 31, 2024

Member financing receivables (1)	$7,281	$7,800
Customer financing receivables (2)	23,160	-
Other customer financing receivables (3)	6,806	19,856
Total other long-term receivables	$37,247	$27,656

(1)	Member financing receivables represent financing receivables where the financing arrangement is contracted directly between the Company and the Member.
(2)	Customer financing receivables are secured by financing arrangements between the Member and the SPE that are legally pledged to the Company in connection with our new revolving credit facility entered into during February 2025.
(3)	Other customer financing receivables are financing receivables due from certain third-party Members that choose to finance a portion of their purchase. Any amounts due under installment agreements that have payments due over 12 months as of the balance sheet date are recorded as Other long term receivables on our consolidated balance sheet. While the payment terms over 12 months are classified as long term receivables, there is a possibility that the Company either obtains additional debt at the Holding SPE which could reduce this long term receivable, as well as principal paydowns from third-party Members that financed their purchase.

F-20

8.	FINANCING ARRANGEMENTS

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, Regulation D proceeds, a revolving credit facility and a master repurchase credit facility. Holding SPE line of credit amounts recorded as debt on the Company’s Consolidated Balance Sheet relate to wholly-owned SPEs. Holding SPE lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See Note 3 for further details.

Holding SPE lines of credit are recorded net of any debt issuance costs, which are typically amortized to cost of real estate services. The debt issuance costs for the Revolving credit facility and the Master repurchase credit facility are amortized to interest expense over the life of the facilities and recorded as other long term assets on the Company’s Consolidated Balance Sheet. The debt issuance cost associated with the Regulation D offerings were immaterial. The underlying homes owned by the Holding SPEs as well as financing receivables pledged to the Company collateralize the Company’s debt. The fair value of all of the Company’s debt approximates carrying value.

The following table summarizes the Company’s current and long-term debt as of:

	December 31, 2025	December 31, 2024

Holding SPE lines of credit (1)	$6,787	$9,283
Revolving credit facility (2)	26,949	-
Regulation D offerings	12,360	15,360
Total debt	46,096	24,643
Less: current portion	(22,553)	(13,163)
Total long-term debt, net	$23,543	$11,480

(1)	Includes unamortized debt issuance costs of $359 and $454 as of December 31, 2025 and 2024, respectively.
(2)	Unamortized debt issuance costs of $379 as of December 31, 2025 is recorded in other long term assets.

Holding SPE lines of credit—The Company enters into mortgage loan program facilities with multiple third-party financial institutions. Borrowings under these facilities are made by each individual Holding SPE and are typically interest-only loans with 10-year terms. All borrowings are secured by the underlying homes within each Holding SPE. The advance rates under this credit facility are typically capped at 65% of the appraised value of the underlying home, the interest rate ranges from 3.5% to 11.0% and none of the borrowings provide the Company with any general credit for corporate purposes.

The weighted average borrowing rate on the Holding SPE lines of credit was 6.4% and 4.9% for the years ended December 31, 2025 and 2024, respectively. The Company was in compliance with applicable financial covenants as of December 31, 2025 and 2024.

While the contractual payment terms of certain Holding SPE lines of credit classify the debt as a long-term liability on the Company’s Consolidated Balance Sheets, typically the Company will derecognize the debt balances as Holding SPEs are fully subscribed, the Company no longer retains an economic interest in the Holding SPE and the Company no longer consolidates the Holding SPE, which may be prior to 12 months since the balance sheet date. At this stage, any remaining Holding SPE lines of credit debt have fully become the obligation of any underlying Holding SPE investors who have financed their purchase interests.

Due to the nature of Holding SPE line of credit activity, the Company borrows from facilities while it is often the sole Member of an individual SPE entity. When the Company subsequently sells shares to third party Members, the SPE borrowings are reassigned to purchasing Members, as outlined in Note 2. Given the nature of this activity, the Company presents gross SPE borrowings on the Statement of Cash Flows as cash inflows from financing activities. However, the assignment of these borrowings upon the sale of SPE interests is presented as a non-cash reconciling item in the Statement of Cashflows, effectively reducing cashflows from operating activities upon the assignment.

F-21

As outlined in Note 2, the Company has provided a payment guarantee to lending institutions to guarantee payment of SPE lines of credit in the event of default by any Members. The value of these guarantees is immaterial as of and for the years ending December 31, 2025 and 2024.

Revolving credit facility—On February 21, 2025, the Company, through a wholly-owned subsidiary, entered into a $50 million revolving credit facility (the “Revolving Credit Facility”) with a third-party financial institution. The facility matures in February 2029 and borrowings under this credit facility are secured by the assets and the equity interests of the wholly-owned subsidiary. The revolving credit facility has a 12 month draw period that ends during February 2026. The advance rates under the Revolving Credit Facility are up to 100% of the face value of any financing receivables and capped at 70% of the value of any underlying Holding SPE’s for which the wholly-owned subsidiary owns membership interest in. The interest rate is between 10% to 16% based on the loan to value and the priority of the loan. The facility does not provide the Company with any general credit for corporate purposes. The covenants of the facility require the Company to have cash equivalents that are not subject to any lien in an aggregate not less than the greater of a) $10 million and b) 30% of the outstanding loan balance, the Company to have a Net Worth of at least $45 million, the wholly-owned subsidiary to fund an interest reserve, and the wholly-owned subsidiary to meet a maximum loan-to-value requirement. Additionally, all net proceeds from the sale of equity interest securing the Facility must be applied as mandatory payment of principal. Upon the occurrence of an event of default or a failure to make timely payments, interest will accrue at the lesser of a default rate equal to 3.0% per annum above the then-applicable rate and the highest rate permitted by applicable law. In conjunction with the Revolving Credit Facility, certain Holding SPE borrowings were paid in full early with early prepayment penalties of $125 and a write-off of existing debt cost of $9, all of which were recorded to interest expense during the year ended December 31, 2025.

Master repurchase credit facility—On August 20, 2025, the Company, through a wholly-owned subsidiary, entered into a $100 million master repurchase agreement with a third-party financial institution. The facility has a scheduled termination date in August 2027 and borrowings under this credit facility are secured by whole mortgage loans owned by the wholly-owned subsidiary. The advance rates under this repurchase agreement are based on the outstanding principal balance of the individual whole mortgage loans owned by the wholly-owned subsidiary. The interest rate is floating at a spread over the Secured Overnight Financing Rate. The facility does not provide the Company with any general credit for corporate purposes. As of December 31, 2025 there was no balance drawn on the Master repurchase credit facility.

In connection with this agreement, the Company entered into a restricted stock agreement and issued 710,248 shares of Class B common stock, $0.00001 par value per share, at an issue price of $1.056 per share. As of the effective date of the agreement, 355,124 shares were fully vested and the remaining 355,124 unvested shares will vest upon the completion of certain performance obligations in connection with the master repurchase credit facility. The fair value of the restricted stock agreement, $2,060, was based on the estimated fair value of the Company’s common stock at the time of the agreement and was all expensed to Other expense during the year ending December 31, 2025.

Additionally, in connection with this agreement, the Company issued a warrant that entitles the holder to purchase up to 2,840,991 shares of Class B common stock, $0.0001 par value per share at a purchase price of $1.056 per share. The warrant was 50% vested immediately and the unvested portion vest upon completion of certain performance obligations in connection with the master repurchase credit facility. The warrant is exercisable for a period of five years from issuance. The fair value of the warrant, $6,477, was determined based on the estimated fair value of the Company’s common stock at the time of the issuance using the black-scholes option pricing model. The Company expensed the fair value of the warrant of $6,477 to Other expense during the year ended December 31, 2025.

F-22

The fair value of the common stock warrants were based on the black-sholes option pricing model using the following inputs:

December 31, 2025
Expected term (years)	5
Expected volatility	68.5%
Risk free interest rate	3.68%
Stock price	$2.90
Strike price	$1.06

Acquisition financing line of credit—In February 2022, the Company, through a wholly-owned subsidiary, entered into a $50 million revolving credit facility with a third-party financial institution (the “2022 Revolving Credit Facility”). The facility’s originally scheduled maturity on July 2, 2023 was extended to July 2, 2024, and borrowings under this credit facility are secured by the equity interests of the wholly-owned subsidiary. The advance rates under this credit facility are capped at 85% of the appraised value of the underlying home, the interest rate is 15% on draws up to $25,000 and 13% thereafter and none of the borrowings provide the Company with any general credit for corporate purposes. The covenants of the 2022 Revolving Credit Facility require the Company to have cash equivalents that are not subject to any lien in an aggregate not less than 20% of the drawn amount, shall not permit the leverage ratio to be greater than 4.00 to 1.00 and shall not have a net worth of less than 100% of the drawn amount. During July 2024 the 2022 Revolving Credit Facility was paid in full and not extended.

Regulation D Offerings—During 2023, the Company commenced a tender process to raise debt funds via SEC Regulation D offerings. The Company raised $7,860 of cash, which offers participants a 10% yield and a 24-month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Funds raised are generally utilized to support SPE financing activities.

Additionally, in connection with the Company’s Regulation D offerings prior to March 2024, extensions were executed related to $3,980 of debt securities to extend their terms by 12 months after the initial term with new maturities ranging from February 2026 through February 2027 and increasing their yield from 10% to 15%.

During March 2024, the Company commenced an additional tender process to raise debt funds via SEC Regulation D offerings. The Company raised $7,500 of cash, which offers participants a 15% yield and a 24-month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Funds raised will generally be utilized to support SPE financing activities.

During March 2025, the Company commenced an additional tender process to raise debt funds via a SEC Regulation D offering. As of December 31, 2025 the Company has raised approximately $0.9 million of cash, which offers participants a 15% annual yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date, except for standard event of default provisions that may cause the principal amounts to become due and payable.

As of December 31, 2025 and 2024, the Company has fulfilled its obligations and requirements for exemption related to these Regulation D offerings.

9.	STOCKHOLDERS’ EQUITY

Common Stock—In September 2024, the Company amended its Certificate of Incorporation to add 28,957,528 shares designated as Class D Common Stock. On September 30, 2024, the Company was qualified by the SEC and began offering up to 28,957,528 shares of our Class D Common Stock under Regulation A at $2.50 per share, and during December 2024, the Company increased the price per share to $2.70 and further to $2.80 during February 2025 and $2.90 during May 2025. During the year ended December 31, 2024, the Company raised proceeds of $7,270, net of $312 in offering costs. During the year ended December 31, 2025, the Company raised an additional $60,359, net of $4,336 in offering cost. The offering expired at the end of September 2025.

During January 2025, the Certificate of Incorporation of the Company was amended to increase the number of authorized shares. The filed copy is attached hereto as an Exhibit. As of December 31, 2025, the Company was authorized to issue 350,466,290 shares of common stock with a par value of $0.00001 per share. Included in common stock are 150,000,000 shares designated as Class A common stock, 140,000,000 shares designated as Class B common stock, 31,508,762 shares designated as Class C common stock and 28,957,528 shares designated as Class D common stock. Each share of Class A common stock shall be entitled to 10 votes per share. Class B and Class D common stock are not entitled to any votes. Class C common stock shall be entitled to one vote per share.

F-23

During December 2024, the Company issued 200,609 shares of Class D common stock to acquire a single membership interest of a Holding SPE from a customer, which is recorded as a real estate investment on the Company’s consolidated balance sheet and also issued 75,000 shares of Class D common stock as incentives to customers to complete the sale of membership interests, which are recorded as a reduction of revenue. During March 2025, the Company issued 70,000 shares of Class D common stock in lieu of cash for maturing Regulation D offerings.

During July 2025, the Company commenced an additional tender process to raise equity funds via a SEC Regulation D offering. Through December 31, 2025 the Company raised $1,573 of cash and issued 629,165 shares of Class D common stock at a price of $2.50 per share.

Through December 31, 2025, the Company issued 24,958,207 shares of Class D common stock in connection with our Regulation A offering.

Simple Agreements for Future Equity—During March and April 2022, the Company entered into SAFE agreements (the “2022 SAFEs”) with various investors in exchange for $15,369 in cash proceeds. Upon a future equity financing, the 2022 SAFEs will convert into the same securities in that equity financing and the 2022 SAFEs have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion. During June 2023, a portion of the 2022 SAFEs were converted into 7,216,848 shares of Series C preferred stock at $1.76 per share, representing the cancellation of $12,701 of the 2022 SAFE agreements. At the time of the conversion, the Company also sold 372,891 additional shares of Series C preferred stock at $1.76 per share for additional gross proceeds of $656 and issued warrants to investors to purchase an additional 30,299 shares of Series C preferred stock at $1.76 per share. The warrants are exercisable at any time for a period of ten years from issuance. The fair value of the warrants are immaterial.

The Company’s SAFE agreements are accounted for as liabilities which are marked-to-market each reporting period and changes in fair value are recorded through the Company’s Consolidated Statements of Operations as other (expense) income, net in each reporting period. The Company estimated the fair value of the SAFEs as of each issuance date and as of the closing of each preferred stock issuance. For the year ended December 31, 2025 and 2024 the changes in fair value for the 2022 SAFEs were immaterial.

Preferred Stock—Preferred stock is issuable in one or more series, each with such designations, rights, qualifications, limitations, and restrictions as the Board of Directors of the Company may determine at the time of issuance.

The following table presents the Company’s authorized and outstanding preferred stock as of December 31, 2025 and 2024:

	December 31, 2025
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,563,543	$0.35	$22,978
Series B	19,129,473	18,779,540	$4.04	97,509
Series C	31,508,762	31,448,013	$4.49	163,281
Total	99,395,105	98,791,096		$283,768

F-24

	December 31, 2024
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,563,543	$0.35	$21,962
Series B	19,129,473	18,779,540	$4.04	92,954
Series C	31,508,762	31,448,013	$4.49	154,810
Total	99,395,105	98,791,096		$269,726

The following summarizes the rights, preferences and privileges of the Company’s preferred stock:

Conversion—Each share of Series A preferred stock is convertible at the option of the holder into such number of Class B common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. Each share of Series B preferred stock is convertible at the option of the holder into such number of Class B common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. Each share of Series C preferred stock is convertible at the option of the holder into such number of Class C common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. Under the terms of the agreements, preferred stock can be automatically converted into shares of common stock upon the closing of specific events, including a public offering at a minimum value.

Liquidation and Preference—In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of preferred stock will be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the greater of the original issue price (as adjusted for stock splits, stock dividends, reclassifications, and the like) for each share of preferred stock held by them, plus declared but unpaid dividends, or their pro rata share of the total proceeds available for distribution to all stockholders, treating all shares of preferred stock as if they had been converted to common stock. Thereafter, all remaining assets are then distributed pro rata to holders of common stock.

Voting—The holder of each share of preferred stock has the right to one vote for each full share of common stock into which its respective shares of preferred stock would be convertible on the record date for the vote. Additionally, the Series A Preferred Stock, exclusively as a separate class, is entitled to elect one board member of the Company. No other series of preferred stock is entitled to elect board members.

Redemption Rights—Upon the occurrence of a deemed liquidation, the preferred stock shall be redeemed for the applicable original issue price plus any declared but unpaid dividends. Moreover, if the holders of preferred stock would receive a greater amount of consideration had the preferred shares been converted immediately prior to such transaction, the preferred stock shall be deemed to be converted for purposes of the redemption. A deemed liquidation event could be triggered by a merger, consolidation, sale, lease, transfer, exclusive license or disposition of the Company. As the redemption events triggering a deemed liquidation are within our control for all periods presented, all shares of preferred stock have been presented as part of permanent equity.

Dividends—The holders of preferred stock are entitled to receive dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividends to holders of common stock. Dividends are payable when declared by the Board of Directors without cumulative preferences at a rate of 6% of the original issue price per share, subject to certain adjustments. No dividends were declared or paid during the years ended December 31, 2025 and 2024. The holders of the preferred stock also shall be entitled to participate pro rata in any dividends or other distributions paid on the common stock on an as-if-converted basis.

F-25

10.	SHARE-BASED COMPENSATION PLANS

2020 Stock Option Plan—During the year ended December 31, 2020, the Company adopted an incentive stock option plan (the “2020 Plan”), which provides for the issuance of incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. The aggregate number of shares of common stock authorized in the plan as of December 31, 2025 and 2024 was 16,461,409 and 20,461,409, respectively. As of December 31, 2025 and 2024, there were 527,987 and 174,791 shares available for issuance under the 2020 Plan, respectively.

Equity Incentive Plan—On June 11, 2021, the Company adopted the Pacaso Inc. Equity Incentive Plan (the “Equity Plan”), which provides for the issuance of stock options, stock appreciation rights, restricted shares and restricted share units (collectively, the “Awards”) to key employees, directors, officers, and consultants of the Company. The aggregate number of shares of common stock reserved for issuance as of December 31, 2025 and 2024 was 49,503,843 and 34,443,843, respectively. Each Award shall be evidenced by an Award Agreement that shall specify the terms of the award, however, in no event shall the term of any stock option or stock appreciation right exceed 10 years. As of December 31, 2025 and 2024, there were 6,167,789 and 9,567,212 shares available for issuance under the Equity Plan, respectively.

Referral Equity Program—During the year ended December 31, 2021, the Company created a referral equity program (“REP”) whereby Members and third-party real estate brokers are granted restricted stock units for closed buyer referrals. All grants made within the REP are made under the Equity Plan and during the year ended December 31, 2024, the Company granted a total of 17,500 restricted units associated with the REP. The Company did not recognize any stock-based compensation expense associated with the REP as the awards granted under the program include a performance-based vesting condition which was not deemed probable. The REP was discontinued at the end of 2024.

Stock Option Awards—The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. The grants are contingent upon employment with the Company and generally vest over a four-year period with 25% of the awards vesting on the first anniversary and remainder vesting in equal installments on each monthly anniversary of the vesting commencement date. Expense is recognized on a straight-line basis over the applicable vesting periods and option terms do not exceed 10 years. The weighted-average grant date fair value of options granted was $0.70 for the year ended December 31, 2024. There were no stock options granted during the year ended December 31, 2025.

During the year ended December 31, 2024, the Company repriced 1,496,615 stock options, reducing the exercise price from an average of $1.85 per option to $1.27 per option. The modification resulted in additional stock compensation expense of $196, of which $109 was recognized at the modification date and the remainder recognized over the remaining vesting period of the options. There were no other changes to the awards modified.

The models utilized to value the stock options granted require the input of certain subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company. The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for the stock options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The expected dividend yield is assumed to be zero as the Company has no current plans to pay any dividends on its common stock.

F-26

The following assumptions were used in the determination of fair value:

Year Ended December 31, 2024
Expected term (years)	5.0
Expected volatility	60.0%
Risk-free interest rate	4.20%
Expected dividend yield	0%

A summary of outstanding stock option awards as of December 31, 2025 and changes during the year is presented below:

	Options Outstanding	Weighted average exercise price
Outstanding at December 31, 2024	14,217,043	$0.27
Exercised	(687,970)	0.20
Forfeited	(19,552)	1.25
Expired	(4,346,601)	0.23
Outstanding at December 31, 2025	9,162,920	$0.29

Unvested and outstanding at December 31, 2025	26,896	$1.27

Vested and exercisable at December 31, 2025	9,136,024	$0.28

As of December 31, 2025, there was $30 of unrecognized stock-based compensation associated with unvested stock options expected to be recognized over a weighted-average period of 0.24 years. As of December 31, 2025, the average remaining life of the exercisable and outstanding stock options was 4.1 years with an aggregate intrinsic value of $23,900. As of December 31, 2024, the average remaining life of the exercisable and outstanding stock options was 4.0 years with an aggregate intrinsic value of $22,022. The total intrinsic value of options exercised during 2025 and 2024 was $1,121 and $1,093, respectively. The grant-date fair value of options that vested during 2025 and 2024 was $62 and $402, respectively.

Restricted Share Awards—The following table summarizes activity for restricted stock awards (“RSAs”) for the year ended December 31, 2025:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested RSAs at December 31, 2024	117,187	$0.86
Granted	-	-
Vested	(117,187)	$0.86
Forfeited	-	-
Unvested RSAs at December 31, 2025	-	$-

The Company’s RSAs generally vest over a four-year period with 25% of the awards vesting on the first anniversary and the remainder vesting in equal installments on each quarterly anniversary of the vesting commencement date. As of December 31, 2025, there was no additional unrecognized compensation expense related to unvested RSAs. For the year ended December 31, 2025 the Company recorded compensation expense of $60 associated with RSAs.

F-27

Restricted Share Units—The following table summarizes activity for restricted share units (“RSUs”) for the year ended December 31, 2025:

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested RSUs at December 31, 2024	21,259,949	$1.47
Granted	25,980,624	1.83
Vested	(115,523)	1.77
Forfeited	(7,166,077)	1.71
Unvested RSUs at December 31, 2025	39,958,973	$1.67

The Company’s RSUs typically vest over a four-year period with 25% of the awards vesting on the first anniversary and the remainder vesting in equal installments on each monthly or quarterly anniversary of the vesting commencement date. The Company’s RSUs also contain a performance-based vesting condition and the RSUs only vest when specific liquidity events, as defined, occur. As of December 31, 2025, the performance-based vesting conditions were not deemed probable, except for 115,523 RSU’s where a liquidity event was waived and the Company treated this as a Type III modification Improbable to Probable, resulting in $335 of share-based compensation expense during the year ended December 31, 2025. As of December 31, 2025, there was $66,534 of unrecognized compensation expense related to unvested RSUs which will only be recognized upon satisfaction of the performance-based condition and the aforementioned service condition.

Share-Based Compensation Expense—The following table presents the effects of share-based compensation expense in our Consolidated Statements of Operations during the periods presented:

	Year Ended December 31,
	2025	2024
Sales and marketing	$(11)	$138
General and administrative	576	715
Operations	37	93
Technology and development	81	124
Cost of real estate services	19	34
Total share-based compensation expense	$702	$1,104

11.	NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss attributable to Pacaso Inc. by the weighted average shares of common stock outstanding during the period. As of December 31, 2025 and 2024, the Company has shares of Class A, Class B and Class D Common Stock outstanding. Also, the Company has potential shares of Class C Common Stock outstanding because the Series C Preferred Stock is convertible into Class C Common Stock, but no shares outstanding as of December 31, 2025 or 2024. Additionally, the weighted average common stock shown below includes 2,208,405 shares of Class B Common Stock in both periods presented related to warrants exercisable at an exercise price of $0.01. In all cases, the economic rights and privileges of each class of Common Stock are the same. The only difference between the classes is voting rights.

Due to the Company’s multiple common share class structure, the Company utilizes the two-class method in calculating net loss per share. However, all classes of Common Stock share equally in both earnings and losses and the only differentiating factor between the classes is the number of votes per share. Thus, under the use of the two-class method, all classes of common stock result in the same net loss per share. No dividends were declared or paid for the years ended December 31, 2025 and 2024.

The Company’s preferred stock, stock options, RSU’s, RSA’s, SAFE’s and remaining warrants not discussed above are considered to be potential common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

F-28

Basic and diluted net loss per share was the same for each period presented, as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,
	2025	2024
(in thousands, except per share data)
Numerator:
Net loss	$(63,479)	$(31,436)

Denominator - weighted average:
Common stock outstanding - basic and diluted	175,060	161,192

Basic and diluted net loss per share to Class A, B and D common stockholders	$(0.36)	$(0.20)

12.	INCOME TAXES

The components of loss before provision for income taxes were as follows (in thousands):

	Year Ended December 31,
	2025	2024
Domestic	$(63,121)	$(27,441)
Foreign	(267)	(3,939)
Loss before provision for income taxes	$(63,388)	$(31,380)

The Company’s total net deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for federal income tax purposes. We record a valuation allowance to reduce our deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company’s net deferred tax assets consist of the following components:

	As of December 31,
	2025	2024
Deferred tax assets, net:
Net operating losses	$50,355	$37,931
Stock-based compensation	484	439
163(J) Business interest limitation	6,488	5,568
Deferred revenue	85	108
Intangibles	107	458
Section 174	-	-
Lease liabilities	17	50
Real estate inventory and real estate investment reserve	315	230
Others	31	22

Total deferred tax assets	57,882	44,806

Deferred tax liabilities:
Depreciation	(44)	(16)
Right of use	(17)	(50)
Total deferred tax liabilities	(61)	(66)

Net deferred tax assets—before valuation allowance	57,821	44,740

Valuation allowance	(57,821)	(44,740)

Net deferred tax assets/liabilities	$-	$-

F-29

The Company’s components of the expense for income taxes were as follows:

	Year Ended December 31,
	2025	2024
Federal	$-	$-
State	76	46
Foreign	15	10
Income Tax Provision	$91	$56

The Company’s state tax impact is driven primarily by taxes in Massachusetts and South Carolina. Foreign income tax impact is primarily attributable to the United Kingdom.

A reconciliation of the U.S. income tax rate and the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2025		2024

Pre-tax book income at statutory rate	$(13,311)	21.00%	$(6,586)	21.00%
State and local income taxes, net of federal income tax effect	62	(0.10)%	(1,183)	3.77%
Effect of cross-border tax laws	-	0.00%	-	0.00%
Nontaxable or nondeductible items:
Stock-based compensation	504	(0.79)%	119	(0.38)%
Warrants	1,360	(2.15)%	-	0.00%
Lobbying	205	(0.32)%	152	(0.48)%
Other permanent items—federal	128	(0.20)%	(4)	0.01%
Return to provision	-	0.00%	1,117	(3.56)%
DTA write-off	-	0.00%	3,527	(11.25)%
Foreign Tax Effects	71	(0.11)%	(688)	2.19%
Other tax credits	-	0.00%	-	0.00%
Change in valuation allowance	11,072	(17.47)%	3,602	(11.48)%
Rate change	-	0.00%	-	0.00%
	$91	(0.14)%	$56	(0.19)%

The Company’s components of income taxes paid, net of refunds received, were as follows:

	Year Ended December 31,
	2025	2024
Federal	$-	$-
State	74	56
Foreign	13	24
Total	$87	$80

Income taxes paid (net of refunds) exceeded 5 percent of total income taxes paid (net of refunds) in the following jurisdictions:

	Year Ended December 31,
	2025	2024
State
Massachusetts	$30	$31
South Carolina	36	20
Other	8	5

Foreign
United Kingdom	13	24

F-30

At December 31, 2025, the Company has federal, state and foreign net operating loss carryforwards of approximately $183.1 million, $164.7 million and $1.2 million, respectively, for income tax reporting purposes. At December 31, 2024, the Company has federal, state and foreign net operating loss carryforwards of approximately $134.6 million, $125.8 million and $1.9 million, respectively, for income tax reporting purposes. The federal net operating loss carryforwards do not expire and have an indefinite life. The state net operating loss carryforwards will begin to expire in 2032. The foreign net operating loss carryforwards related to the Mexican entity can be carried forward for 10 years.

Current tax laws impose substantial restrictions on the utilization of net operating loss carryforwards in the event of an ownership change, as defined by Section 382 of the Internal Revenue Code. Such an event may limit the Company’s ability to utilize its net operating losses. As of December 31, 2025, the Company has not completed a study to assess whether an ownership change has occurred and, accordingly, is unable to estimate the effect of these limitations, if any, on its ability to utilize net operating losses in the future. At December 31, 2025, net deferred tax assets of $57.8 million for which recovery has been deemed uncertain, have been fully reserved. A valuation allowance for $57.8 million has been reflected for the year ended December 31, 2025. The Company’s effective income tax rates for the period presented differ from the statutory rate of 21% due primarily to the change in the valuation allowance and state taxes.

The Company files a consolidated income tax return in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s operating loss carryforwards, the U.S. federal statute of limitations remains open for 2020 and onward. As of December 31, 2025, there is no accrued interest or penalties recorded in the consolidated financial statements.

13.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various proceedings arising in the normal course of conducting business, inclusive of preliminary challenges by certain local cities and municipalities surrounding the legality of the Company’s business model. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Consolidated Balance Sheets or Consolidated Statements of Operations.

14.	RETIREMENT PLAN

The Company adopted a 401(k) profit-sharing plan effective July 29, 2020. The plan covers eligible employees as of their hire date. The 401(k) component of the plan allows employees to elect to defer from 1% to 100% of their eligible compensation up to the federal limit per year. Company matching and profit-sharing contributions are discretionary and are determined annually by Company management and approved by the Board of Directors. No matching or profit-sharing contributions were declared for the years ended December 31, 2025 and 2024.

15.	LEASES

During the year-ended December 31, 2025 and 2024, the Company’s lease portfolio comprised of a single aircraft lease and the Company does not have any finance leases. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are recorded within other long-term assets, other current liabilities and other long-term liabilities in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. The Company elected an accounting policy to combine lease and non-lease components for all leases.

F-31

Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit rate is generally not readily determinable for most leases, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the estimated rate of interest that the Company would pay to borrow on a collateralized basis over a similar term in a similar economic environment. Lease expense for operating leases is recognized on a straight-line basis over the lease term. During the year ended December 31, 2023, the Company’s single aircraft lease was modified to amend the minimum monthly lease amount to $15 per month and the Company recalculated the present value of the remaining lease term using the incremental borrowing rate at the time of the amendment.

For the year ended December 31, 2025 and 2024, the Company recognized $180 of operating lease expense, excluding short-term lease expense, which was immaterial. The impact of the Company’s lease portfolio did not have a material impact on the Company’s Consolidated Statements of Cash Flows.

The following table presents supplemental Consolidated Balance Sheet information related to the Company’s operating leases as of December 31, 2025:

Operating lease right-of-use assets	$33

Other current lease liabilities	$33
Long-term operating lease liabilities	-
Total operating lease liabilities	$33

Weighted-average remaining lease term (in years)	0.25

Weighted-average discount rate	9.5%

As of December 31, 2025, the maturities of the Company’s operating lease liabilities were as follows:

2026	$45
2027	-
2028	-
2029	-
2030	-
Total lease payments	$45
Less imputed interests (A)	(12)
Total	$33

(A) Calculated using the Company’s average incremental borrowing rate

The lease term is for a period of five years with an automatic renewal period of one year. For the purposes of determining the lease term, the automatic renewal period was excluded since it was not reasonably certain at lease commencement the renewal period will be exercised.

16.	RELATED PARTY TRANSACTIONS

Employees and non-employee directors are permitted to purchase co-ownership interests in a Holding SPE formed by the Company and are also permitted to finance their purchases under the same terms and conditions available to all other third parties. When this occurs, the Company waives the markup charged to third-party customers for the Company’s role in facilitating the structure and property acquisition. The Company only waives the markup and does not provide employees or non-employee directors any other discounts associated with the purchase of a co-ownership interest. During the years ending December 31, 2025 and 2024, the Company waived $117 and $36, respectively, of fees associated with co-ownership interest purchases by employees and non-employee directors. Additionally, upon a resale of co-ownership interests, the Company may act similar to a listing real estate agent and earn a commission on such sale at typical market rates.

F-32

On April 1, 2021, the Company entered into a lease agreement with an entity owned and controlled by the Company’s co-founder and CEO for use of an airplane to be used for business travel (see Note 15). The Company has concluded the terms of the agreement are at market rates and consistent, in form and substance, with those involving executives of other companies and the agreement was approved by the Company’s Board of Directors.

During the years ended December 31, 2025 and 2024, the Company’s two co-founders both participated in contributing funds towards the debt raised via SEC Regulation D discussed in Note 8. The terms of the agreement are at market rates and consistent with all investors that participated in the offering.

As of December 31, 2025 and 2024 other current receivables on the Consolidated Balance Sheets includes $1,883 and $1,274, respectively, amounts due from related Holding SPE’s. As of December 31, 2025 and 2024 other current liabilities include $27 and $22, respectively, amounts due to related Holding SPE’s.

17.	BUSINESS SEGMENTS

We operate our business under the following two segments: (i) co-ownership real estate and financing and (ii) property operations. Co-ownership real estate and financing and property operations have not been aggregated due to differences in the nature of the products and services and each have separate management who directly consult with our chief operating decision maker (“CODM”), which is our CEO, on a regular basis.

The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not represented. We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment, which the CODM utilizes to assess trends in our segments and make resource allocation and business direction in order to achieve business targets and customer pricing strategies. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our CODM evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPE’s, provides financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments and the sale of whole homes. Whole home sales are included in real estate sales, net in the table below. Co-ownership real estate services include fees earned on resales, Pacaso NOW as well as financing fees.

The following tables presents our revenues and gross profit for co-ownership real estate and financing by various components for the year ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$29,541	$74,191
Real estate investment sales	6,954	4,488
Co-ownership real estate services	5,510	5,572
Total Co-ownership real estate and financing sales	42,005	84,251

CO-OWNERSHIP REAL ESTATE AND FINANCING COST OF SALES:
Co-ownership real estate	26,684	63,577
Co-ownership real estate services	796	1,051
Total cost of Co-ownership real estate and financing	27,480	64,628
SEGMENT GROSS PROFIT	$14,525	$19,623

F-33

Property Operations

The Company enters into management agreements with all of the Holding SPE’s to provide day-to-day property management services, maintenance and preparation of books and financial records as well as subsequent furnishing replacements. These services also include access to our proprietary mobile app for scheduling.

The following tables presents our revenues and gross profit for property operations by various components for the year ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024
PROPERTY OPERATIONS:
Property management	$8,817	$6,192
Other services	549	749
Total Property operations sales	9,366	6,941

PROPERTY OPERATIONS COST OF SALES:
Property management cost of sales	3,318	2,574
Other services cost of sales	98	295
Total cost of Property operations	3,416	2,869
SEGMENT GROSS PROFIT	$5,950	$4,072

Segment Reconciliation

The table below reconciles our segments to revenue and loss before taxes:

RECONCILIATION	2025	2024

Total segments revenue	$51,371	$91,192
Other non-segment revenue:
Reimbursable sales	38,686	35,368
Total revenue	90,057	126,560

Total segment gross profit	20,475	23,695
Other non-segment cost of revenue:
Reimbursable cost of sales	38,686	35,368
Amortization of developed technology	1,229	2,205
Operating Expenses:
Offering advertising	25,480	2,285
Sales and marketing	14,163	15,875
General and administrative	14,904	14,681
Technology and development	7,154	6,037
Operations	5,017	4,868
Holding costs	2,363	3,461
Depreciation	85	117
Other:
Interest expense, net	(4,874)	(2,742)
Other income (expense)	(8,594)	(2,804)
Loss before income taxes	$(63,388)	$(31,380)

F-34

Geographic Information

During the years ending December 31, 2025 and 2024 the Company operated in the United States as well as Mexico, United Kingdom and France. The following table sets forth the breakdown of revenue by geography, determined based on the location of the real estate inventory or real estate investment being sold:

Revenue by Geography	2025	2024
United States	$70,881	$97,809
United Kingdom	12,568	2,693
France	3,456	7,772
Mexico	3,152	18,286
Total revenue	$90,057	$126,560

The following table sets forth the breakdown of total assets based on geography:

Assets by Geography	2025	2024
United States	$137,280	$93,477
United Kingdom	2,227	2,076
France	1,250	7
Mexico	1,307	872
Total Assets	$142,064	$96,432

The assets by geography above includes all assets including interests held as equity method investments which represent the Company’s non-controlling equity investment in unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these equity method investments are presented on the Company’s Consolidated Balance Sheets on a net basis.

18.	SUBSEQUENT EVENTS

The Company reviewed the impact of events that have occurred subsequent to December 31, 2025, through the date the consolidated financial statements were filed. Based on this review, other than as recorded or disclosed within these consolidated financial statements and related notes, the Company has determined that there are no material subsequent events that would require recognition or disclosure.

******

F-35

Item 8. EXHIBITS

The documents listed in the Exhibit Index of this Annual Report on Form 1-K are incorporated by reference or are filed with this Annual Report on Form 1-K:

Exhibit	Description

2.1	Certificate of Incorporation, as amended*
2.2	Bylaws*
3.1	Second Amended and Restated Right of First Refusal and Co-Sale Agreement*
3.2	Second Amended and Restated Investors’ Rights Agreement*
3.3	Third Amended and Restated Voting Agreement*
4.1	Form of Subscription Agreement*
6.1	Contract with DealMaker related entities*
6.2	Offer Letter for Gregory Austin Allison*
6.3	Offer Letter for Alvaro Cortes*
6.4	Offer Letter Daivak Shah*
6.5	Offer Letter for Spencer Rascoff*
6.6	Offer Letter for David Kallery**
7.1	Code of Ethics
8.1	Amendment of Certificate of Incorporation**

* Filed with Form 1-A on September 9, 2024 and incorporated herein by reference.

** Filed with Form 1-SA on September 12, 2025 and incorporated herein by reference.

35

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 30, 2026.

Pacaso Inc.

DATE: April 30, 2026	By:	/s/ Gregory Austin Allison
	Name:	Gregory Austin Allison
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on April 30, 2026.

Signature	Title

/s/ Gregory Austin Allison
Gregory Austin Allison	CEO, Principal Executive Officer, Director

/s/ Alvaro Cortes
Alvaro Cortes	Chief Financial Officer and Principal Accounting Officer

/s/ Dan Levitan
Dan Levitan	Director

/s/ Spencer Rascoff	Director
Spencer Rascoff

/s/ Malissia Clinton	Director
Malissia Clinton

/s/ Lara Cumberland	Director
Lara Cumberland

36